File No. 812-_____

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________________________

In the Matter of

ASA Limited
(formerly known as ASA (Bermuda) Limited)
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda

APPLICATION FOR AN ORDER PERMITTING APPLICANT TO AMEND
 PRIOR ORDER PURSUANT TO SECTION 7(d) OF
THE INVESTMENT COMPANY ACT OF 1940
______________________________________________________________

March 9, 2011
______________________________________________________________

This document contains a total of 85 pages.

Any notice and order concerning this Application should be directed to:

David J. Christensen
Director, Chief Executive Officer, and President
400 S. El Camino Real
Suite 710
San Mateo, CA 94402

Any questions or comments concerning this Application, and a copy of any notice and order concerning this Application, should be directed to:

R. Darrell Mounts, Esq.
Lynn A. Schweinfurth, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006
(202) 778-9000

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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of ASA Limited (formerly known as ASA (Bermuda) Limited) Canon’s Court 22 Victoria Street Hamilton HM12 Bermuda File No. 812-____	APPLICATION FOR AN ORDER PERMITTING APPLICANT TO AMEND PRIOR ORDER PURSUANT TO SECTION 7(d) OF THE INVESTMENT COMPANY ACT OF 1940

ASA Limited (“ASA”)1 is a non-diversified closed-end management investment company registered with the Securities and Exchange Commission (the “Commission”) pursuant to a 2004 order under Section 7(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Existing Order”).2

I.           SUMMARY

ASA hereby applies to the Commission for an order In the Matter of ASA Limited (File No. 812-___), a proceeding under Section 7(d) of the 1940 Act to permit ASA to amend certain conditions of the Existing Order concerning the custody of ASA’s assets and the consummation of its portfolio transactions.  Applicant seeks an order, subject to the conditions set forth in this application (the “Application”), to the extent necessary:

1 ASA was formerly known as ASA (Bermuda) Limited.

2 Investment Company Act Release Nos. 26582 (Aug. 27, 2004) (notice) and 26602 (Sep. 20, 2004) (order).

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(1) to permit ASA to appoint a primary custodian (“Primary Custodian”) or otherwise amend its agreement with the Primary Custodian without prior Commission approval;3

(2) to permit ASA to settle purchases and sales of portfolio securities on an additional “established securities exchange,” the Stock Exchange of Hong Kong Limited (the “HKSE”);

(3) to permit ASA (subject to the existing condition that ASA keep at least 20% of its assets in the United States in the custody of a U.S. bank) to maintain its assets in the custody of an eligible foreign custodian or an eligible securities depository in the Republic of South Africa (“South Africa”), the Hong Kong Special Administrative Region (“Hong Kong”), the United Kingdom of Great Britain and Northern Ireland (the “United Kingdom”), Canada, or the Commonwealth of Australia (“Australia”);4

(4) to permit ASA’s Primary Custodian to change the eligible foreign custodian or eligible securities depository in whose custody it maintains ASA’s assets in these five countries5, and to amend the custodian agreement with ASA to reflect the change, without prior Commission approval;6

(5) to permit ASA, through its Primary Custodian or its Primary Custodian’s agent, to exercise in Hong Kong, the United Kingdom, Canada, or Australia the rights issued to it as a shareholder in other companies for the purchase of securities; and

3 If the Commission grants the requested relief, a U.S. bank, as defined in Section 2(a)(5) of the 1940 Act and having the qualification described in Section 26(a)(1) of the 1940 Act, will serve as ASA’s Primary Custodian, and ASA will seek an order of the Commission prior to any amendment of its agreement with its Primary Custodian if the amendment conflicts with any of the representations or conditions applicable to the Existing Order, as amended by the requested order.

4 If the Commission grants the requested relief, ASA will comply with the requirements of Rule 17f-5 and Rule 17f-7 under the 1940 Act as if ASA were a registered management investment company organized or incorporated in the United States.  The terms “eligible foreign custodian” and “eligible securities depository” have the same meaning as defined in Rule 17f-5 and Rule 17f-7 under the 1940 Act.

5 Hong Kong is one of the two Special Administrative Regions of the People’s Republic of China. For the sake of simplicity, however, the terms “country” and “countries” are used in this Application to refer to Hong Kong.

6 If the Commission grants the requested relief, ASA will comply with the requirements of Rule 17f-5 and Rule 17f-7 under the 1940 Act as if ASA were a registered management investment company organized or incorporated in the United States.

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(6) to permit ASA and each of its present or future directors, officers or investment advisers who is not a resident of the United States (“Non-Resident Persons”) to irrevocably designate CT Corporation System (“CT Corp”) (instead of ASA’s Primary Custodian, as required by the existing condition) as an agent in the United States to accept service of process (“U.S. Service Agent”) in any suit, action, or proceeding (collectively, “Proceeding”) before the Commission or any appropriate court relating to the Non-Resident Persons’ activities as directors, officers or investment advisers of ASA, and to permit each of ASA’s subcustodians to irrevocably designate CT Corp (instead of ASA’s Primary Custodian) as U.S. Service Agent in any Proceeding before the Commission or any appropriate court relating to the activities of the subcustodian as ASA’s subcustodian.7

Section 7(d) of the 1940 Act prohibits foreign investment companies, their depositors, trustees, and underwriters from publicly offering the securities of those companies in the United States without an order of the Commission permitting the companies to register as investment companies under Section 8 of the 1940 Act.  To issue an order under Section 7(d), the Commission must find that, by reason of special circumstances or arrangements (1) it is legally and practically feasible effectively to enforce the provisions of the 1940 Act against the registrant, and (2) the issuance of the order is otherwise consistent with the public interest and the protection of investors.  Applicant believes that it would be legally and practically feasible effectively to enforce the provisions of the 1940 Act against ASA and that the issuance of the requested order would be consistent with the public interest and the protection of investors.

II.           PRIOR EXEMPTIVE RELIEF

ASA, a limited liability company organized in the Commonwealth of Bermuda (“Bermuda”), is a non-diversified closed-end management investment company registered with the Commission pursuant to the Existing Order.  A South African limited liability company, then known as ASA Limited (“ASA South Africa”), was the predecessor of ASA.8 The Existing

7 ASA will designate CT Corp as U.S. Service Agent in the same city in which ASA’s Primary Custodian is located.

8 When ASA South Africa reorganized from a South African limited liability company into a Bermuda limited liability company in November 2004, it changed its name from “ASA Limited” to “ASA (Bermuda) Limited”. In 2007, ASA changed its name back to “ASA Limited”.

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Order (1) permitted ASA South Africa to change its country of incorporation from South Africa to Bermuda by reorganizing itself into ASA; (2) allowed ASA to register as an investment company under Section 8 of the 1940 Act; and (3) permitted ASA South Africa to amend its custodian agreement with JPMorgan Chase Bank, N.A. (“Chase”) and ASA to enter into a virtually identical custodian agreement with Chase.  The Existing Order was granted, as relevant here, upon the following conditions:

Condition 1. Chase will serve as ASA’s Primary Custodian and will continue to meet the qualifications of a custodian under Section 17(f) of the 1940 Act, and The Standard Bank

ASA South Africa was a closed-end management investment company registered with the Commission pursuant to a 1958 order under Section 7(d) of the 1940 Act.  Investment Company Act Release Nos. 2739 (July 3, 1958) (notice) and 2756 (Aug. 13, 1958) (order) (the “Original Order”).  The Original Order was issued before the adoption in 1984 of Rule 17f-5 under the 1940 Act and was subject to conditions modeled on the provisions of Rule 7d-1 under the 1940 Act, including several restrictions concerning the custody of ASA’s assets and the consummation of its portfolio transactions. Prior to ASA South Africa’s reorganization in November 2004, the Original Order had been amended on a number of occasions:  Investment Company Act Release Nos. 24321 (Feb. 29, 2000) (notice) and 24367 (Mar. 27, 2000) (order) (amending the 1995 Order to permit ASA South Africa to maintain its assets with a central securities depository (“CSD”) for equity securities in South Africa) (the “2000 Order”); Investment Company Act Release Nos. 21161 (June 23, 1995) (notice) and 21220 (July 20, 1995)  (order) (superseding all prior orders with respect to ASA South Africa’s custodial arrangements to permit ASA South Africa to appoint Chase Manhattan Bank, N.A. (now JPMorgan Chase Bank, N.A.) as its custodian and to authorize Chase Manhattan Bank, N.A. to appoint The Standard Bank of South Africa Limited as ASA South Africa’s subcustodian) (the “1995 Order”); Investment Company Act Release Nos. 17904 (Dec. 17, 1990) (notice) and 17945 (Jan. 15, 1991) (order) (increasing the amount of cash that ASA South Africa was permitted to maintain outside the United States for administrative purposes and expanding the entities with which ASA South Africa was permitted to maintain custody of the cash to any “eligible foreign custodian” or “overseas branch of a qualified United States bank” located in South Africa) (the “1991 Order”); Investment Company Act Release Nos. 14826 (Dec. 4, 1985) (notice) and 14878 (Dec. 31, 1985) (order) (permitting ASA South Africa to amend its custodian agreement to include the Tokyo Stock Exchange, the Toronto Stock Exchange, the Stock Exchange of Melbourne, Ltd. and the Effektenborsenverein Zurich Exchange in the definition of "established securities exchanges") (the “1985 Order”); Investment Company Act Release Nos. 11669 (Mar. 6, 1981) (notice) and 11722 (Apr. 7, 1981) (order) (permitting ASA South Africa to amend its custodian agreement to allow for cash investments in time deposits and bank certificates of deposit) (the “1981 Order”); Investment Company Act Release Nos. 8278 (Mar. 20, 1974) (notice) and 8312 (Apr. 17, 1974) (order) (declaring a director not an "interested person" of ASA South Africa as defined by the 1940 Act); Investment Company Act Release Nos. 7860 (June 12, 1973) (notice) and 7894 (July 10, 1973) (order) (declaring a director not an "interested person" of ASA South Africa as defined by the 1940 Act);  Investment Company Act Release Nos. 2944 (Dec. 14, 1959) (notice) and 2957 (Dec. 29, 1959) (order) (permitting amendment to ASA South Africa's investment advisory agreement without shareholder approval); Investment Company Act Release Nos. 2883 (May 22, 1959) (notice) and 2886 (June 9, 1959) (order) (permitting ASA South Africa, through its custodian, to exercise rights issued to it as shareholder in other companies for the purchases of securities); and Investment Company Act Release Nos. 2817 (Jan. 5, 1959) (notice) and 2821 (Jan 20, 1959) (order) (permitting ASA South Africa, through its custodian, to purchase and sell South African Treasury Bills).

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of South Africa Limited (“Standard Bank”) will serve as Chase’s subcustodian in South Africa.  As long as Standard Bank holds ASA’s assets, Standard Bank will designate Chase as its agent for service of process in the United States.  ASA will comply with Rule 17f-5 under the 1940 Act as if it were a registered management investment company organized or incorporated in the United States with respect to any of its assets held by eligible foreign custodians (including Standard Bank and the CSD9) or overseas branches of U.S. banks (including Chase) outside the United States.

Condition 3. ASA will seek an order of the Commission prior to any amendment of its agreement with its Primary Custodian.

Condition 11. ASA will file, and will cause each of its Non-Resident Persons to file with the Commission irrevocable designation of ASA’s Primary Custodian as U.S. Service Agent in any Proceeding before the Commission or any appropriate court to enforce the provisions of the laws administered by the Commission, or to enforce any right or liability based upon ASA’s charter or bylaws, contracts, or the respective undertakings and agreements of any of these persons required by the terms and conditions of the requested order, or which alleges a liability on the part of any of these persons arising out of their services, acts, or transactions relating to ASA.

Condition 12. After receipt of the requested order, ASA will file with the Commission a copy of the subcustodian agreement that irrevocably designates ASA’s Primary Custodian as U.S. Service Agent in any Proceeding before the Commission or any appropriate court to enforce the provisions of the laws administered by the Commission in connection with the subcustodian agreement with Standard Bank (“Subcustodian Agreement”), or to enforce any right or liability (“Liability”) based on the Subcustodian Agreement or which alleges a liability on the part of Standard Bank arising out of its services, acts, or transactions under the Subcustodian Agreement relating to ASA’s assets.  This designation will automatically terminate upon Standard Bank ceasing to hold ASA’s assets, except as to a Proceeding or a Liability based on an action or inaction of Standard Bank prior to Standard Bank having ceased holding ASA’s assets.

Condition 21. ASA will settle its purchases and sales of portfolio securities in the United States by use of the mails or means of interstate commerce, except for: (a) purchases and sales on an “established securities exchange” (defined as a national securities exchange as defined in Section 2(a)(26) of the 1940 Act, the JSE Limited (the “JSE”)10, the London Stock Exchange (the “LSE”), the Tokyo Stock Exchange, the Toronto Stock Exchange (the “TSX”), the Australian Securities Exchange (the “ASX”)11, and the SIX Swiss

9 In the conditions to the Existing Order, “CSD” refers to the central securities depository (the “CSD”) for South African equity securities. For a brief discussion regarding the CSD, see infra note 79.

10 When the Existing Order was granted, the JSE was known as the JSE Securities Exchange South Africa.

11 When the Existing Order was granted, the ASX was known as the Australian Stock Exchange Limited.

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Exchange12 (collectively the “Established Exchanges”)) and (b) purchases and sales, through its Primary Custodian or its Primary Custodian’s agent, in South Africa of South African Treasury Bills from or to the South African Treasury, South African Reserve Bank securities, or CSD-eligible securities.  Assets purchased on an Established Exchange will be maintained in the United States with ASA’s Primary Custodian, unless prohibited by law or regulation or financially impracticable as provided in condition 24 below.

Condition 23. ASA will keep at least 20% of its assets in the United States in the custody of a U.S. bank (the “20% Requirement”).  ASA’s remaining assets (which may include U.S. dollars invested in time deposits and bank certificates of deposit) will be kept in the custody of such a U.S. custodian, except:

a.	subject to the 20% Requirement, up to 100% of its CSD-eligible securities may be kept in the CSD through its Primary Custodian and subcustodian;

b.	$200,000 may be kept in cash to cover administrative expenses and expenses related to the winding up of ASA’s affairs in South Africa, to be kept in a checking account with a South African bank;

c.	up to 3% of its assets may be kept in South Africa in short-term rand-denominated investments issued or guaranteed by South Africa; and

d.	up to 5% of its assets may be kept in rand-denominated interest bearing bank accounts with eligible foreign custodians or overseas branches of U.S. banks.

Condition 24. If removal of securities purchased on the Established Exchanges becomes either prohibited by law or regulation or financially impracticable, up to 5% of ASA’s assets may be held by an eligible foreign custodian or overseas branch of ASA’s Primary Custodian in each of London, Japan, Australia, Switzerland, and Canada.

Condition 25. If an eligible foreign custodian or an overseas branch of the Primary Custodian is to be appointed as subcustodian, ASA will comply with the requirements of Rule 17f-5 under the 1940 Act prior to the purchase of securities on an Established Exchange.

Since the Commission issued the Existing Order, the above conditions have been modified in the following respects.  In a letter dated December 13, 2006 (the “2006 Letter”),13 the staff of the Commission’s Division of Investment Management (the “Commission Staff”)

12 When the Existing Order was granted, the SIX Swiss Exchange was known as the Effektenborsenverein Zurich Exchange.

13 ASA (Bermuda) Limited, SEC No-Action Letter (pub. avail. December 13, 2006).

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granted no-action relief to permit ASA to continue to rely on the Existing Order while First National Bank (“First National”), a division of FirstRand Bank Limited (“FirstRand”), serves as Chase’s subcustodian for ASA’s assets in South Africa.  In addition, the Commission Staff granted no-action relief to permit ASA to continue to rely on the Existing Order while CT Corp serves as FirstRand’s U.S. Service Agent in any Proceeding before the Commission or any appropriate court relating to the activities of First National as ASA’s South African subcustodian.

III.           ASA’S DESIRED PORTFOLIO DIVERSIFICATION

1.           Diversification of ASA’s Investments Globally

Prior to July 2005, ASA was subject to a number of fundamental investment policies relating to the concentration of its investments inside and outside of South Africa, including a fundamental investment policy that required ASA to invest more than 50% of its assets in equity securities of gold mining companies in South Africa and no more than 20% of its assets in equity securities of companies outside of South Africa.14  Because of significant changes in the gold mining industry,15 certain of these policies made it difficult for ASA to implement a flexible investment strategy, placing ASA at a disadvantage compared to other gold and precious

 14 Prior to July 2005, ASA’s fundamental investment policies concerning the concentration of its investments inside and outside of South Africa required it to invest over 50% of the value of its total assets in common shares or securities convertible into common shares of companies conducting, as the major portion of their business, gold mining and related activities in South Africa.  The balance of ASA’s assets, other than small amounts held in cash, were permitted to be (i) invested in common shares or securities convertible into common shares of companies engaged in other types of businesses in South Africa, (ii) held in the form of gold bullion or certificates of deposit for gold bullion (up to 25% of the value of ASA’s total assets), and/or (iii) invested in common shares or securities convertible into common shares of companies primarily engaged outside of South Africa in extractive or related industries or in the holding or development of real estate (up to 20% of the value of ASA’s total assets).  The foregoing fundamental policies were in effect at the time the Commission granted the 2000 Order to ASA’s predecessor, ASA South Africa, and at the time the Commission granted the Existing Order.

15 The significant changes in the gold mining industry include the decline in gold production by the South African gold mining industry compared to the rest of the world and the widespread consolidation of the worldwide gold mining industry, which has resulted in a decline in the number of gold mining companies located in South Africa.  By 2004 South African gold production had declined to approximately 343 tonnes, the lowest level of gold production in the country since 1931.  In 1994, over 50 South African gold mining companies were listed on the JSE.  By 2004 approximately a dozen such companies were listed, only three of which management believed were suitable in size for investment by ASA.

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minerals funds that are not similarly limited by their investment policies.  To enhance the potential to improve ASA’s long-term investment results and growth, the board of directors (“Board”) believed that it was important that ASA be able to invest wherever opportunities in the gold and other precious minerals industry arise.  Accordingly, ASA’s Board proposed replacing ASA’s fundamental investment policies relating to the concentration of its investments inside and outside of South Africa with a new fundamental investment policy that, among other things, eliminates the requirement that ASA invest more than 50% of its assets in equity securities of gold mining companies in South Africa and no more than 20% of its assets in equity securities of companies outside of South Africa, and permits ASA to invest in bullion or other direct forms of gold, silver, platinum or other precious minerals.  At a special general meeting of ASA shareholders held on July 21, 2005, ASA shareholders approved the proposed changes in ASA’s fundamental investment policies.16

Since ASA shareholders approved the current fundamental investment policy, ASA has continued to evaluate carefully its investment options and make investments only when they align with its investment strategy and market conditions warrant the investments.  ASA’s main focus continues to be to invest in securities of companies involved in the exploration and mining of gold and other precious minerals.  To this end, ASA’s management is seeking to take advantage of investment opportunities in non-South African companies that are, or in the future may be, listed on the HKSE, the LSE, the TSX, or the ASX.17  ASA’s management believes that ASA must be able to invest effectively and efficiently in these additional securities markets for the benefit of its shareholders.

The following chart shows, as of September 30, 2010, the number of mining companies listed on various exchanges:

 16 ASA’s current fundamental investment policy requires that at least 80% of its total assets be (i) invested in common shares or securities convertible into common shares of companies engaged, directly or indirectly, in the exploration, mining or processing of gold, silver, platinum, diamonds or other precious minerals, (ii) held as bullion or other direct forms of gold, silver, platinum or other precious minerals, (iii) invested in instruments representing interests in gold, silver, platinum or other precious minerals such as certificates of deposit for gold, silver, platinum or other precious minerals, and/or (iv) invested in securities that seek to replicate the price movement of gold, silver or platinum bullion.

17 Companies that are listed on the HKSE, the LSE, the TSX, or the ASX are not necessarily located, and do not necessarily operate, in Hong Kong, the United Kingdom, Canada, or Australia.

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Since ASA shareholders approved the current fundamental investment policy, ASA’s management has, to a certain extent, diversified ASA’s investments outside of South Africa.  The following chart shows, as of September 30, 2010, the approximate18 allocation of ASA’s 29 portfolio securities by exchange of primary listing:19

18 The percentages are shown rounded to the nearest whole number.

19 The Bolsa de Valores de Lima (BVL) is the stock exchange of Peru.

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Of the 13 mining companies with a primary listing on the TSX that ASA currently holds, 9 are dually listed on U.S. exchanges and it is through their secondary listing on U.S. exchanges that ASA purchased them.

Of the three mining companies with a primary listing on the LSE that ASA currently holds, ASA purchased American Depository Receipts (“ADRs”) in the U.S. market for one of the company’s securities; ASA created ADRs in the U.S. market for one of the company’s securities; and ASA purchased securities for one of the companies when it was listed on the JSE but the company has since changed its country of domicile from South Africa to the United Kingdom and is now also listed on the LSE.

In the case of the one mining company with a primary listing on the ASX that ASA currently holds, ASA created ADRs in the U.S. market for the company’s securities.

In the case of the one mining company with a primary listing on the BVL that ASA currently holds, ASA purchased ADRs in the U.S. market for the company’s securities.

As of September 30, 2010, ASA held approximately 97% of its net assets in common shares of mining companies; approximately 2% of its net assets in over-the-counter (“OTC”) convertible securities (i.e., securities that may be converted into common shares of mining companies); and approximately 1% of its net assets in cash and short-term securities.  The percentage of ASA’s net assets held in common shares of mining companies included approximately 70% held as ordinary shares and approximately 27% held as ADRs.

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ASA’s management has diversified ASA’s investments outside of South Africa mainly by taking the following actions:

(1)           Divestment – ASA sold a substantial portion of its portfolio securities in order to raise cash to finance two tender offers, one each conducted in 2008 and 2009.  From April 30, 2008 to September 30, 2010, ASA’s percentage allocation to mining companies with a primary listing on the JSE decreased from approximately 38% to approximately 20%.  This percentage decrease was attributed almost entirely to ASA’s sale of portfolio securities in connection with the tender offers (approximately 43% of all securities sold were securities of mining companies with a primary listing on the JSE).20  During this same period, ASA’s percentage allocation to mining companies with a primary listing on the TSX, for example, increased from approximately 21% to approximately 39%.  This percentage increase was attributed to ASA’s sale of portfolio securities in connection with the tender offers (the sales decreased the overall size of ASA’s portfolio and, as a result, the remaining percentage allocations increased accordingly), as well as to ASA management’s use of the following two investment techniques that are consistent with the conditions of the Existing Order.

(2)           Investment – ASA has purchased on U.S. exchanges the securities of non-South African mining companies (e.g., Canadian gold mining companies) that are dually listed on U.S. and foreign exchanges (e.g., the TSX).  However, as discussed below, it has been management’s experience that non-South African mining companies whose securities are dually listed on U.S. and foreign exchanges tend to be companies in the later stages of their development, when they typically are mature or “senior” producers.21  ASA’s management seeks to invest in non-South African mining companies in the earlier stages of their development, when they typically are

20 During this period, ASA did not purchased a single share of a South African mining company because the portfolio was overweighted in South Africa and the portfolio manager viewed this sector of the industry to be in decline.

21 Mining assets have a typical life cycle from discovery, to development, to construction, through extraction of a resource.  Once the extraction stage commences, the value of the asset typically begins to decline (or “waste”). Nearly all senior producers are in the extraction stage.  In addition, a company’s status as a producer often correlates with its market capitalization (e.g., senior producers are often larger capitalization companies). However, this is not always the case. Therefore, ASA’s management (following the mining industry practice) generally considers mining companies in terms of their stage of development, rather than their market capitalization.

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“intermediate” or “junior” producers (or non-producers) and are listed only on a foreign exchange.

(3)           Investment – ASA has purchased ADRs for the securities of non-South African gold mining companies (e.g., a Channel Islands mining company) in the U.S. market.22  However, as discussed below, it has been management’s experience that trading in ADRs represents an inefficient method of investing with increased costs to shareholders and lower levels of liquidity.

2.           Diversification of ASA’s Investments by Stage of Development

As stated above, ASA’s management seeks to invest in non-South African mining companies in the earlier stages of their development, when they typically are “intermediate” or “junior” producers (or non-producers).  The earlier stages of a company’s life cycle can be the periods of greatest growth and share price appreciation.  ASA’s management believes that ASA must be able to invest effectively and efficiently in earlier-stage companies for the benefit of its shareholders.

Taking into account market factors such as capitalization, valuation, and liquidity, ASA’s management has narrowed the universe of mining companies down to an “investable” universe (or subset) of approximately 224 mining companies currently.23  This subset of 224 mining companies comprises 183 junior producers, 25 intermediate producers, and 16 senior producers.  Based on the subset, the following charts show the 2009 returns and the 2010 year-to-date (“YTD”) returns for these producers:

22 ASA believes that currently ADRs do not exist for Canadian gold mining companies (whether in the later or earlier stages of their development) and it is not economical for ASA to create them.

23 Many mining companies are highly speculative and are excluded from ASA’s securities selection process.  ASA’s internal “screen” narrows the universe of mining companies down to this subset of, currently, 224 companies.  Whether ASA would seek to invest in one or more of these companies would depend on a variety of factors, including market conditions at the time of investment.

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As the charts show, the intermediate and junior producers in the subset posted significantly higher 2009 returns and 2010 YTD returns than the senior producers in the subset.  Given the intermediate and junior producers’ returns relative to the senior producers’ returns (and considering the companies’ relative return potential), ASA’s management seeks to invest a greater portion of ASA’s assets in intermediate and junior producers.24

24 Given the nature of mining projects, in which the assets are “wasting” over time, not investing in new projects over time ignores the basic principles of the mining industry (i.e., wasting assets) and can result in an investment portfolio’s long-term underperformance relative to investment portfolios with greater exposure to the segments of the industry with higher growth potential. ASA’s management believes that

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Intermediate and junior producers (or earlier-stage companies) are currently underrepresented in ASA’s portfolio.  It has been management’s experience that non-South African mining companies in the earlier stages of their development typically are listed only on a foreign exchange.  Based on the subset of 224 mining companies (described above), the following chart shows, as of September 30, 2010, the number of junior, intermediate, and senior producers25 with a U.S. exchange listing and the number of such producers without such a listing:

Of the 25 intermediate producers in the subset, only 12 are dually listed on U.S. and foreign exchanges.  Of the 183 junior producers in the subset, only 12 are dually listed on U.S. and foreign exchanges.26

Under the terms and conditions of the Existing Order, ASA is permitted to settle securities transactions on Established Exchanges, including the LSE, the TSX, and the ASX, but if ASA does so it must then satisfy the requirement that such securities be maintained in the

ASA’s inability to invest effectively and efficiently in intermediate and junior producers has negatively affected its performance.

25 In the chart, the junior producers have an average market capitalization of US$0.3 billion, the intermediate producers have an average market capitalization of US$3.3 billion, and the senior producers have an average market capitalization of US$17 billion.

26 ASA does not currently hold securities of all of these dually listed companies because, as stated above, whether ASA would seek to invest in one or more of the companies in the subset would depend on a variety of factors, including market conditions at the time of investment.

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United States with ASA’s Primary Custodian.27  The terms and conditions of the Existing Order have made it difficult, if not impossible, for ASA to invest in many of the companies in its investable universe.  One way for ASA to work around these terms and conditions is for ASA to purchase on U.S. exchanges the securities of non-South African mining companies that are dually listed on U.S. and foreign exchanges.28  However, as shown in the charts above, the majority of intermediate mining companies and the vast majority of junior mining companies do not have a secondary listing on a U.S. exchange.  Another way for ASA to work around these terms and conditions (but only with respect to the securities of mining companies with a primary listing on the TSX) is for ASA to use Canadian-Link Services (“CLS”).29  Presently, the TSX is one of the primary markets for raising investment capital for mining companies in the earlier stages of their development.  The following chart shows, from 2005 to 2009, the number of new mining company listings on various exchanges:

27 If ASA were to purchase securities on the LSE, the TSX, or the ASX, ASA would then have to move physical securities away from their primary trading market in order to maintain the securities in the United States with its Primary Custodian. For a discussion of the reasons why ASA’s management believes that moving physical securities away from their primary trading markets is not an effective and efficient means for ASA to achieve its desired portfolio diversification, see “U.S. Custody Requirement”, “Moving Physical Securities Away From Their Primary Trading Markets” below. For a discussion of a related foreign custody matter, see infra note 85.

28 Indeed, as stated above, of the 13 mining companies with a primary listing on the TSX that ASA currently holds, 9 are dually listed on U.S. exchanges and it is through their secondary listing on U.S. exchanges that ASA purchased them.

29 In 2005, The Depository Trust & Clearing Corporation (“DTCC”) launched CLS, a settlement link with CDS Clearing and Depository Services Inc., Canada’s national securities depository, clearing and settlement hub. CLS supports the processing and settlement of transactions in Canadian dollars at The Depository Trust Company (“DTC”), a subsidiary of DTCC. All eligible and qualified DTC members, both broker-dealers and banks, can use CLS, but they must be participating in the program. Among other benefits, CLS provides customers with a single depository interface for U.S. and Canadian dollar transactions, reducing cross-border processing costs and inefficiencies; provides the option of settling in either U.S. or Canadian dollars; and enables customers to concentrate all U.S. and Canadian security positions in their DTC accounts. http://www.dtcc.com/products/cs/equities_settlement/cndsettlement.php

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ASA has, to a very limited extent, been able to purchase securities on the TSX, use CLS to settle the transactions through DTC, and then maintain the securities in the United States with ASA’s Primary Custodian.  ASA has not used CLS more extensively, however, because it has been management’s experience that CLS is not a reliable means to achieve this result.30  In addition, it appears that only a limited number of mining companies are eligible for settlement through CLS.

30 ASA has been informed that if DTC places a so-called “chill” on a security, then the security is not DTC-eligible and cannot settle through DTC.  To date, ASA has been unable to determine under what circumstances DTC would place a chill on (or lift a chill from) a security.  Without complete certainty as to whether DTC will place a chill on (or lift a chill from) a security, ASA believes that CLS is not a reliable means for ASA to purchase securities on the TSX.

In October 2008, ASA sought to purchase shares of Centerra Gold Inc. (“Centerra”), which is listed on the TSX, but is not dually listed on a U.S. exchange.  ASA’s goal was to purchase 4 million shares of Centerra on the TSX, use CLS to settle the transactions through DTC, and then maintain the securities in the United States with ASA’s Primary Custodian.  Prior to ASA’s purchase of Centerra shares, ASA’s broker advised ASA that it could use CLS to settle its transactions in Centerra shares through DTC.  On this basis, ASA went forward with its purchase of Centerra shares.  After its purchase, however, ASA learned that DTC had placed a chill on Centerra shares and, as a result, the shares could not settle through DTC.  Because ASA had no other viable mechanism by which to settle the trades in the United States, ASA closed out its positions in Centerra shares and did not seek to make any additional purchases. Consistent with its investment approach, ASA had intended to hold Centerra shares as a long-term investment. ASA’s management estimates that, had ASA been able to achieve its goal of purchasing 4 million shares, ASA’s (hypothetical) unrealized “gain” on the investment as of October 31, 2010 would have been approximately $68.4 million ($3.52 per ASA share). Centerra was one of the best performing securities in the FT Gold Mines Index during the period.

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3.           Changes in the Allocation of ASA’s Investments

Certain conditions of the Existing Order have made it difficult for ASA to implement fully a flexible investment strategy consistent with its current fundamental investment policy and to achieve its desired portfolio diversification.  If the Commission grants the requested relief, ASA’s management anticipates that it would gradually decrease ASA’s holdings in common shares of senior mining companies listed on the JSE and interlisted on U.S. and foreign exchanges, and gradually increase ASA’s holdings in common shares of intermediate and junior mining companies (mining companies in the earlier stages of their development, which companies are currently underrepresented in ASA’s portfolio) listed on the TSX, the ASX, and the LSE.31  Furthermore, ASA’s management anticipates that it would decrease ASA’s holdings in ADRs, as ASA’s management would seek to convert ADRs for Newcrest Mining Limited (“Newcrest Mining”), an Australian mining company, into ordinary shares listed on the ASX.32  These anticipated changes in the allocation of ASA’s investments are based on its allocations as of September 30, 2010, and any actual changes in the allocation of ASA’s investments would depend upon management’s evaluation of market conditions at the time.  In addition, ASA’s management anticipates that it would invest a portion of ASA’s net assets in common shares of mining companies that are, or in the future may be, listed on the HKSE.33

The requested relief will enable ASA better to participate in the rapidly evolving global securities markets, thereby opening up ASA’s access to additional and, importantly, potentially higher-growth markets where shares of gold and other precious minerals companies are, or in the future may be, listed.  This access, in turn, will enable ASA better to adapt to the changes in the gold and other precious minerals industry and to pursue the best investment prospects on a global scale, for the benefit of its shareholders.

31 The ability to invest effectively and efficiently in a greater number of mining companies in its investable universe also would enable ASA further to diversify its investments.

32 Information about ASA’s experience with Newcrest Mining ADRs and other ADRs is provided below under “U.S. Custody Requirement”, “Purchasing ADRs for Foreign Securities in the U.S. Market”.

33 As discussed below, ASA is seeking an order expanding the definition of “established securities exchange” to permit it to settle securities transactions on the HKSE, as well. The dramatic increase in Chinese gold production in recent years, combined with the opening of that market, has increased the possibility that ASA’s management would invest a portion of ASA’s net assets in that market.

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IV.           REQUESTED EXEMPTIVE RELIEF

The order requested hereby will amend certain conditions of the Existing Order concerning the custody of ASA’s assets and the consummation of its portfolio transactions.

1.           Right to Appoint Primary Custodian or Otherwise Amend Agreement with
  Primary Custodian without Prior Commission Approval

Under the terms and conditions of the Existing Order, ASA agreed that Chase will serve as ASA’s Primary Custodian and will continue to meet the qualifications of a custodian under Section 17(f) of the 1940 Act.  Furthermore, one of the conditions of the Existing Order requires ASA to seek an order of the Commission prior to any amendment of its agreement with its Primary Custodian.  This condition, which requires prior Commission approval of even minor changes to ASA’s agreement with its Primary Custodian, dates back to the Original Order issued on August 13, 1958, to ASA’s predecessor, ASA South Africa.

For the reasons discussed below, ASA seeks an order to permit it to appoint a Primary Custodian or otherwise amend its agreement with the Primary Custodian without prior Commission approval.  In this regard, ASA represents to the Commission that, if the Commission grants the requested relief, (1) a U.S. bank, as defined in Section 2(a)(5) of the 1940 Act34 and having the qualification described in Section 26(a)(1) of the 1940 Act35, will serve as ASA’s Primary Custodian, and (2) ASA will seek an order of the Commission prior to any

34 Section 2(a)(5) of the 1940 Act defines “bank” as:

(A) a depository institution (as defined in Section 3 of the Federal Deposit Insurance Act) or a branch or agency of a foreign bank (as such terms are defined in Section 1(b) of the International Banking Act of 1978), (B) a member bank of the Federal Reserve System, (C) any other banking institution or trust company, whether incorporated or not, doing business under the laws of any state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to national banks under the authority of the Comptroller of the Currency, and which is supervised and examined by state or federal authority having supervision over banks, and which is not operated for the purpose of evading the provisions of this title, and (D) a receiver, conservator, or other liquidating agent of any institution or firm included in clause (A), (B), or (C) of this paragraph.

35 Section 26(a)(1) of the 1940 Act provides that, in order to qualify as a trustee or custodian for the purposes therein, a bank “shall have at all times an aggregate capital, surplus, and undivided profits of a specified minimum amount, which shall not be less than $500,000.”

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amendment of its agreement with its Primary Custodian if the amendment conflicts with any of the representations or conditions applicable to the Existing Order, as amended by the requested order.

The selection and appointment of a custodian and the negotiation of a custody arrangement involve the careful consideration by a fund’s board of directors of several business-related concerns, including the safety and security of the fund’s assets and the custodian’s internal procedures to safeguard such assets; the creditworthiness of the custodian; the fund’s access to specific assets when needed; the adequacy of the fund’s indemnification in the event of a loss; the recordkeeping and supervisory procedures pertaining to assets that have been placed in custody with the custodian; and whether the proposed arrangement is consistent with the best interests of the fund given the costs associated with the arrangement.  Thus, the selection and appointment of a custodian and the negotiation of a custody arrangement are generally regarded as being business decisions to be made by the board of directors of a fund based on specific business issues considered within the context of the 1940 Act requirements applicable to such arrangements.  Prior to the appointment of a Primary Custodian for ASA’s assets, the Board will consider the types of business-related concerns described above.

In addition, the 1940 Act does not as such require that a registered management investment company organized or incorporated in the United States seek Commission approval before it appoints a custodian or otherwise amends its custodian agreement, provided that the fund appoints a custodian that satisfies the requirements of Section 17(f) of the 1940 Act.36  Both U.S. funds and non-U.S. funds must take into account similar considerations in the selection and appointment of a custodian.  Requiring that ASA, a non-U.S. fund, seek Commission approval before it appoints a Primary Custodian or otherwise amends its agreement with the Primary Custodian imposes on ASA and its shareholders an unfair and, ASA believes, unnecessary burden that is not imposed upon U.S. funds and their shareholders.

36 Section 17(f) of the 1940 Act requires that “every registered management investment company shall place and maintain its securities and similar investments in the custody of: (A) a bank or banks having the qualifications prescribed in paragraph (1) of Section 26(a) of [the 1940 Act]….” The Commission has recognized that “Section 17(f), by limiting domestic custody arrangements to U.S. banks and certain other arrangements subject to Commission regulation, provides some assurance that custody arrangements will have appropriate safeguards.” Investment Company Act Release No. 22658 (May 16, 1997), footnote 11.

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As stated above, if the Commission grants the requested relief, a U.S. bank, as defined in Section 2(a)(5) of the 1940 Act and having the qualification described in Section 26(a)(1) of the 1940 Act, will serve as ASA’s Primary Custodian.  This is consistent with one of the undertakings and agreements that Rule 7d-1 under the 1940 Act requires a Canadian management investment company to include in its application for an order under Section 7(d) of the 1940 Act.37  A Canadian fund’s assets are required to be held in the United States in the custody of “a bank, as defined in Section 2(a)(5) of the [1940 Act] and having the qualification described in Section 26(a)(1) of the [1940 Act],” except as provided in Rule 17f-5 and Rule 17f-7.38  In this regard, ASA requests that it be permitted to appoint a Primary Custodian on the same basis as a Canadian fund.

Furthermore, as discussed above, ASA’s current investment policies are designed to enable ASA to invest wherever opportunities in the gold and other precious minerals industry arise.  To invest in this manner, ASA must contract with a custodian bank that provides custody and settlement services for cross-border securities transactions and undertakes the management and monitoring of a network of foreign subcustodians and securities depositories.  Custodian banks that both have these capabilities and satisfy the requirements of Section 17(f) of the 1940 Act tend to be major providers of global custody and settlement services to the world’s largest institutional investors, including sophisticated U.S. investment company complexes.  The legislative history and requirements of Section 17(f) indicate that Congress intended fund assets to be kept by financially secure entities that have sufficient safeguards against misappropriation.39  Although the order ASA seeks would not designate a particular Primary Custodian, ASA expects that, should its current custody arrangements change, it would contract

37 Rule 7d-1(a) provides that a Canadian management investment company may obtain an order under Section 7(d) to permit its registration under the 1940 Act and the public offering of its securities if it files an application that complies with all of the undertakings and agreements set forth in paragraph (b) of the rule. Although Rule 7d-1 by its terms applies only to Canadian investment companies, most non-Canadian investment companies seeking registration orders have represented that they would comply with the conditions of the rule.

38 Rule 7d-1(b)(8)(v).

39 Investment Trusts and Investment Companies: Hearing on S. 3580 Before a Subcomm. Of the Senate Comm. On Banking and Currency, 76th Cong., 3d Sess. 264 (1940).

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with a global custodian bank that is a major provider of services to U.S. funds.40  Therefore, as a practical matter, permitting ASA to appoint a Primary Custodian or otherwise amend its agreement with the Primary Custodian without prior Commission approval will not involve any greater risk in the case of ASA than it does in the case of any U.S. fund, and will not carry the risk that the Primary Custodian selected will not exercise the appropriate level of care with regard to fund assets or that the Primary Custodian may not have the financial strength, practices, and procedures in place to safeguard fund assets.

Finally, requiring that ASA seek Commission approval before it appoints a Primary Custodian or otherwise amends its agreement with the Primary Custodian diminishes ASA’s ability effectively and efficiently to deal with business issues regarding its custody arrangements.41  Indeed, in 1995 ASA’s predecessor, ASA South Africa,42 applied to the Commission for an order permitting ASA South Africa to appoint Chase as its new Primary Custodian.43  ASA South Africa had no choice but to request the relief.  ASA South Africa’s prior Primary Custodian, Citibank, N.A. (“Citibank”), informed ASA South Africa that it would no longer be able to provide ASA South Africa with custodial services because of an internal restructuring of its custodial business.  Despite the fact that the new Chase custodial arrangements were substantially similar to the prior Citibank custodial arrangements, ASA South

40 For example, the following seven global custodian banks, which are members of the Association of Global Custodians, are major providers of services to U.S. funds: The Bank of New York Mellon Corporation; Brown Brothers Harriman & Co.; Citibank, N.A.; HSBC Securities Services; JPMorgan Chase Bank, N.A.; Northern Trust; and State Street Bank and Trust Company. The Association of Global Custodians is an informal group of ten global custodian banks that are major providers of securities custody and trade settlement services to institutional investors worldwide. The Association of Global Custodians Home Page, http://www.theagc.com (last visited October 19, 2010).

41 For example, business issues may arise with respect to the quality of the custodial services that ASA receives or its fee arrangements for custodial services.

42 ASA’s predecessor, ASA South Africa, had to apply numerous times to the Commission for permission to amend its agreement with its Primary Custodian. See 1959 Order, 1981 Order, 1985 Order, 1991 Order, 1995 Order and 2000 Order, supra note 8. Each time that ASA South Africa applied to the Commission for an order, ASA South Africa had to expend a significant amount of time and resources to prepare, file and discuss each application, and the Commission had to expend a significant amount of time and resources to review, discuss and process each application.

43 The 1995 Order permitted ASA South Africa to appoint Chase as its Primary Custodian and permitted ASA South Africa to authorize Chase to appoint Standard Bank as ASA South Africa’s subcustodian.

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Africa had to seek an order from the Commission granting approval of the new custodial arrangements before it could effect the change in its arrangements.

In its application seeking the 1995 Order,44 ASA South Africa briefly discussed the imminent termination of ASA South Africa’s custody arrangements with Citibank; provided a cross-reference chart comparing the Chase custodian agreement with the Citibank custodian agreement; and provided a schedule comparing the proposed fees for Chase’s services as custodian with the fees for Citibank’s services as Primary Custodian.  Furthermore, ASA South Africa reaffirmed its prior representations that:

(i) its present and any future Primary Custodian will enter into an agreement to comply with ASA South Africa’s Memorandum and Articles of Association, the provisions of the 1940 Act and the rules of the Commission thereunder, each of the undertakings and agreements contained in the Original Application and the terms of the Original Order and any other application or order of the Commission relating to ASA South Africa’s custodial arrangements, as each of the same may from time to time be amended, and to do nothing inconsistent with ASA South Africa’s undertakings and agreements contained in the Original Application or required by any present or future rule of the Commission under the 1940 Act;

(ii) the aforesaid agreements of ASA South Africa’s present and future Primary Custodian will inure to the benefit of ASA South Africa’s shareholders as parties and beneficiaries so as to enable them to maintain actions at law or in equity within the United States and South Africa;

(iii) ASA South Africa’s Primary Custodian will maintain a list of the affiliated persons of ASA South Africa, its officers, directors and investment adviser, and will not consummate any otherwise prohibited transaction with such person unless specifically permitted by order of the Commission; and

(iv) ASA South Africa will perform every action and thing necessary to cause and assist the Primary Custodian of its assets to distribute the same, or the proceeds thereof, if the Commission or a court of competent jurisdiction shall have so directed by final order.45

To the extent that the Commission considered the above representations material in granting the 1995 Order, it is useful to note that in the Existing Order a number of modifications were made

44 The application was filed on March 16, 1995 and amended on June 9, 1995.

45 In addition, ASA South Africa reaffirmed its prior representation that it will comply with the requirements of Rule 17f-5 prior to appointing Standard Bank or any other foreign subcustodian.

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to the prior conditions that correspond to the above representations in response to concerns raised by Chase subsequent to the 1995 Order.  In ASA South Africa’s and ASA’s application seeking the Existing Order,46 the applicants stated that Chase had informed ASA that it was no longer prepared to take responsibility for certain compliance requirements that the conditions of the prior orders imposed on Chase.47   The modifications changed the party responsible for ensuring certain restrictions are complied with from Chase to ASA’s Chief Compliance Officer, and more closely reflected current global custody standards for registered investment companies organized in the United States.48  The applicants pointed out that custodians are not usually required to monitor compliance with a U.S. fund’s organizational documents, and U.S. fund shareholders generally are not considered third party beneficiaries of their U.S. funds’ custody contracts.  Although modifications were made to the conditions, the Commission retained the ability to initiate proceedings based on Chase’s violation of the 1940 Act or the requested order.  ASA is not seeking to modify further the conditions that, in response to concerns raised by Chase, were modified in connection with the Existing Order.

a.           Jurisdictional Considerations – Personal Jurisdiction

The law of personal jurisdiction has evolved over time as technological changes and a global economy have resulted in a broader view of a foreign defendant’s participation within a

46 The application was filed on May 1, 2003 and amended on August 13, 2004.

47 Other global custodians that ASA contacted concerning the provision of custodial services for ASA also objected to the conditions.

48 Reference is made to the conditions listed in Section VII (“Conditions for Relief”) of the Application. Among other modifications, (i) the term “custodian” was removed from what is now Condition 5, and what is now Condition 29 was added in response to the change to what is now Condition 5; (ii) what is now Condition 7 was revised to impose new oversight responsibilities with respect to the transfer of assets on ASA’s Chief Compliance Officer; previously, the condition had imposed those responsibilities on Chase; (iii) what is now Condition 9 was revised to include ASA’s Chief Compliance Officer; and (iv) the term “custodian” was removed from what is now Condition 20, and what is now Condition 30 was added in response to the change to what is now Condition 20.  The modifications did not eliminate any restriction previously imposed on ASA or its officers or directors. What are now Conditions 5, 7, 9, 20, 29 and 30 (to which ASA would be subject if the Commission grants the requested relief) are the same as the corresponding conditions to which ASA is subject under the terms of the Existing Order.

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forum state.49  Although courts ultimately retain discretion regarding personal jurisdiction, ASA submits that developments in the governing case law provide a substantial basis for comfort that appropriate U.S. courts would exercise personal jurisdiction over ASA, for the reasons stated below.  Some historical context is helpful in understanding these issues.

Under Pennoyer v. Neff,50 a state court could assert jurisdiction over a defendant if, at the beginning of the suit, the defendant was found and served in the forum state or his property in the state was properly attached.  In most cases, the relationship of the plaintiff’s claim to the forum state was irrelevant.  If a state had power over the person or his property, then the state had power to adjudicate any claim, even a claim that arose outside the forum.

Historically, other theories also were developed to justify or clarify jurisdiction over corporations. One such theory was consent.  Before Pennoyer, an out-of-state corporation needed a state’s permission before it could transact business in the state, and the Supreme Court allowed states to condition that permission on the corporation’s consent to jurisdiction through appointment of an in-state agent for service of process.51   In addition, when a corporation failed to register or appoint an agent, but nonetheless transacted business in a state, the Supreme Court allowed the state to imply consent to personal jurisdiction from the act of doing business.52  In implied consent cases, the state statute usually provided for service on a state official, such as the

49 Personal jurisdiction in the federal courts is governed by Rule 4 of the Federal Rules of Civil Procedure. Rule 4 directs each federal district court to follow the law on personal jurisdiction of the state courts in the jurisdiction where the federal court is located.  Federal courts may use state long-arm statutes to reach defendants beyond the territory of their normal authority.  For cases that can be filed only in federal court, such as lawsuits involving the federal securities laws, federal courts may exercise personal jurisdiction over a defendant no matter where the defendant is located.  As discussed below, ASA believes there would be no personal jurisdiction issues relating to any appropriate state or federal court action.

50 95 U.S. 714, 724 (1878) (“Pennoyer”).

51 Lafayette Ins. Co. v. French, 59 U.S. 404, 407 (1855) (holding that an in-state agent for service of process was sufficient to confer personal jurisdiction).

52 Id.; see also R.R. Co. v. Harris, 79 U.S. 65, 81 (1870).

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Secretary of State.  Pennoyer did not change this scheme; it recognized express and implied consent as permissible bases of jurisdiction over corporations.53

In the decades following Pennoyer, courts have suggested an alternative theory to implied consent, based on corporate presence.  Under the presence theory, a corporation that conducted a certain level of in-state business was deemed to be present and subject to jurisdiction in the state.54 During this same time frame, while the Supreme Court held that implied consent to appointment of a state officer for service of process must be limited to claims arising from the corporation’s in-state activity, the Supreme Court also held that actual appointment of an agent for service of process could authorize general jurisdiction over claims having no relation to the forum state.55

As states began passing long-arm statutes authorizing service of process on out-of-state individuals who transacted business within the state, committed a tort within the state, committed a tort outside the state that caused injury within the state, or owned, used, or possessed real property within the state, the Supreme Court tried to end the confusion by developing an additional basis upon which personal jurisdiction could be conferred – the so-called “minimum contacts test” for corporate jurisdiction.  In International Shoe Co. v. Washington,56 the Supreme Court held that courts could constitutionally exercise jurisdiction over a non-resident defendant if the defendant had sufficient contacts with the state such that forcing the person to litigate in that forum did not offend “traditional notions of fair play and substantial justice.”57  International Shoe acknowledged that it is usually not unfair to require a party to defend itself in a state in

53 Pennoyer, 95 U.S. at 735.

54 See St. Louis S.W. Ry. Co. v. Alexander, 227 U.S. 218, 226-28 (1913).

55 Compare Old Wayne Mut. Life Ass’n v. McDonough, 204 U.S. 8, 21 (1907) (“Old Wayne”) (rejecting jurisdiction over Indiana insurance company that did business in Pennsylvania and agreed that the service of process upon the Pennsylvania Insurance Commissioner) with Pa. Fire Ins. Co. v. Gold Issue Mining & Milling Co., 243 U.S. 93, 96 (1917) (distinguishing Old Wayne and other cases as involving consent that differs from “power [that] actually is conferred by a document” that appoints an agent for service of process).

56 326 U.S. 310, 316 (1945) (International Shoe).

57 Id. (quoting Milliken v. Meyer, 311 U.S. 457, 463 (1940)).

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which it conducts business activity because of the ease of modern communication and transportation.

           One of the most important developments in cases following International Shoe was the “purposeful availment” theory.  Under the purposeful availment theory, a corporation or individual not physically present in a state may trigger personal jurisdiction by making a single contact with the state by telephone, mail, or facsimile transmission.  In Hanson v. Denckla,58 the Supreme Court ruled that even a single transaction can trigger personal jurisdiction when the defendant purposely avails itself of the privilege of conducting activities with the forum state and invokes the benefits and protection of state law.

Over time, the Supreme Court has provided additional guidance relating to the factors to consider when analyzing personal jurisdiction.  For example, in World-Wide Volkswagen Corp. v. Woodson,59 the Supreme Court articulated a two-part test – the first prong of the test looks to three factors relating to the contacts with the forum:  the extent of contacts, the relationship of the contacts, and purposeful availment; the second prong of the test evaluates reasonableness of the jurisdiction.60   Further, in Burger King Corp. v. Rudzewicz,61 the Supreme Court clarified that not all of a defendant’s contacts related to the controversy must be within the forum.  In Burger King, the court held that a Michigan resident was subject to personal jurisdiction in Florida because the defendant had “sufficient contacts” with Florida:  the defendant dealt a number of times with Burger King’s Miami headquarters, contracted with Burger King to have Florida law govern a franchise agreement, and promised to send payments to Burger King’s Florida address.  The Supreme Court refused to attach significance to the fact that the defendant had not been in the forum state.  As a result, Burger King advanced the personal jurisdiction debate by holding that once the “contacts” prong is met, the jurisdiction is presumed reasonable,

58 357 U.S. 235, 254 (1958).

59 444 U.S. 286, 295 (1980).

60 See also Metal Indus. Co. v. Superior Court, 480 U.S. 102, 113 (1987) (holding that when determining the reasonableness of the jurisdiction over the defendant, lower courts should consider “the burden on the defendant, the interests of the forum state, and the plaintiff's interest in obtaining relief”).

61 471 U.S. 462 (1985) (Burger King).

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and the defendant must show a “compelling case” that the jurisdiction is unreasonable before it will be deemed unconstitutional.62

In sum, a long line of cases following Pennoyer and International Shoe has refined relevant standards concerning personal jurisdiction.  The following seems clear under these cases:  (1) a corporation is subject to personal jurisdiction in the state in which it conducts its principal operations; (2) a corporation may consent to a court’s personal jurisdiction in advance of suit; (3) a single or isolated activity that relates to the controversy at issue may support personal jurisdiction; and (4) once a contact with the forum is established, jurisdiction generally is presumed reasonable.

As stated above, although courts ultimately retain discretion regarding personal jurisdiction, ASA submits that developments in the governing case law provide a substantial basis for comfort that appropriate U.S. courts would exercise personal jurisdiction over ASA.  ASA has established “minimum contacts” and has “purposefully availed” itself of U.S. law by maintaining its principal executive office in the United States, by having a majority of its directors and executive officers and employees be both citizens and residents of the United States, and by keeping at least 20% of its assets63 in the United States in the custody of a U.S. bank.  ASA will continue these practices.  In addition, ASA has committed to appoint a U.S.

62 Id. at 477.  Under certain circumstances, the Supreme Court also has endorsed both consent and in-state service as grounds for jurisdiction, independent of minimum contacts analysis, although generally with respect to claims against individuals.  For instance, in Burnham v. Superior Court of California, the Supreme Court held that personal service in the forum continued as a basis for jurisdiction.  495 U.S. 604 (1990) (Burnham).  The Burnham Court split as to whether a minimum contacts analysis was necessary under such circumstances.  Id.  Justice Scalia relied on historical precedent for determining due process standards and distinguished other cases as demanding minimum contacts analysis only in cases involving persons not present in the forum state at time of service.  Id. at 607-28.  Justice Brennan disagreed, but suggested that jurisdiction under such circumstances generally would easily satisfy a minimum contacts analysis.  Id. at 628-40.

63 These assets not only serve to create a sufficient nexus to count among the factors relevant in determining whether personal jurisdiction exists, but also could be attached to enforce a judgment against ASA.

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bank as its Primary Custodian.64  Moreover, ASA will stipulate that personal jurisdiction exists in any Commission action brought against ASA in the United States.

b.           Jurisdictional Considerations – Subject Matter Jurisdiction

The question of whether a federal or state court possesses subject matter jurisdiction over a dispute related to ASA would not depend on the city or state in which ASA’s U.S. Service Agent or Primary Custodian is located.  There would appear to be no question whether a federal court possesses subject matter jurisdiction in a case brought by the Commission because such a case would be based upon alleged violations of the federal securities laws – i.e., federal question jurisdiction would exist.65  The question of whether a state court possesses subject matter jurisdiction would depend on relevant state statutes and common law, none of which would seem to depend on the city or state in which ASA’s U.S. Service Agent or Primary Custodian is located.

c.           Jurisdictional Considerations – Forum Non Conveniens

The law with respect to the doctrine of forum non conveniens is relatively straightforward.  “A plaintiff should not be deprived of the presumed advantages of litigating in its home forum: except upon a clear showing of facts which either (1) establish such oppressiveness and vexation to a defendant as to be out of all proportion to plaintiff’s convenience, which may be shown to be slight or nonexistent, or (2) make trial in the chosen forum inappropriate because of considerations affecting the court’s own administrative and legal

64 In addition, ASA and each of its Non-Resident Persons will designate CT Corp as U.S. Service Agent in any Proceeding before the Commission or any appropriate court relating to the Non-Resident Persons’ activities as directors or officers of ASA.  Consistent with applicable case law, ASA and each of its Non-Resident Persons would be amenable to personal jurisdiction in any federal or state court in the state in which both ASA’s U.S. Service Agent (CT Corp) and ASA’s Primary Custodian are located.  See, e.g., Fed. R. Civ. P. 4(k).  ASA’s designating a U.S. Service Agent in the same location as its Primary Custodian will facilitate the process of filing an action against ASA, its officers and directors, and its Primary Custodian in the same jurisdiction, if necessary and appropriate under the circumstances.  As a result, there should be no issues as to personal jurisdiction in the same location as to those entities and individuals.

65 28 U.S.C. § 1331.  The same may be said of claims brought by other entities and that arise under a federal statute.

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problems.”66  While a decision with respect to whether an action is better adjudicated in another forum is within the trial court’s discretion, both federal and state courts follow the Supreme Court’s long-standing guidance that actions should be dismissed under the doctrine of forum non conveniens only “rarely” because there is a strong presumption in favor of the plaintiff’s choice of forum.67  This is particularly true when the party choosing a U.S. forum is a U.S. citizen or company and the alternative forum is foreign.68

Although factors that courts consider to make a determination on a motion to dismiss on forum non conveniens grounds differ slightly based on the jurisdiction, courts generally consider public and private interest factors, including the burden on the court system, the availability of another forum, the residency of the parties, and the potential hardship to the defendant, as well as any other factors the court considers relevant.69  It is the defendant’s burden to establish that there is an alternative forum and that the public and private interest factors weigh strongly in favor of the alternative forum.70

Given that the burden to prove forum non conveniens would be on ASA, its officers and directors, or its Primary Custodian, and considering that the burden is a significant one for the reasons discussed above, particularly where the plaintiff is a U.S. citizen and the defendant is foreign, ASA submits that the doctrine of forum non conveniens would not present an impediment to the Commission’s or another party’s ability to bring appropriate claims against

66 MasterCard Int’l, Inc. v. Argencard Sociedad Anonima, 2002 U.S. Dist. LEXIS 4625, at *19-20 (S.D.N.Y. March 20, 2002) (citations omitted).

67 Gulf Oil Corp. v. Gilbert, 330 U.S. 501, 508 (1947).

68 See, e.g., Swift & Co. Packers v. Compania Colombiana, 339 U.S. 684, 697 (1950) (“Application of forum non conveniens to a suit by a United States citizen against a foreign respondent brings into force considerations very different from those in suits between foreigners.”); see also Nationsbank v. Banco Exterior, 867 F. Supp. 167, 170-71 (S.D.N.Y. 1994).

69 See, e.g., TCW Gem V. Ltd. v. Grupo Iusacell Celular, S.A. de C.V., 801 N.Y.S.2d 243, 243, 2004 N.Y. Slip. Op. 51870U, at *4 (N.Y. Sup. Ct. 2004).

70 See, e.g., PT United Can Co. Ltd. v. Crown Cork & Seal Co., 138 F.3d 65, 74 (2d Cir. 1998); see also Veba-Chemie A.G. v. M/V Getafix, 711 F.2d 1243, 1245 (5th Cir. 1983) (holding that a forum non conveniens dismissal must be based on the finding that, when weighed against plaintiff’s choice of forum, the relevant public and private interests strongly favor a specific, adequate, and available alternative forum).

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ASA, its officers and directors, or its Primary Custodian.71  Indeed, for the reasons discussed above, the doctrine of forum non conveniens does not present to the Commission or to ASA’s shareholders challenges that differ in any substantial way from the challenges faced when litigating against a U.S. fund. Moreover, ASA will agree to waive any defense of forum non conveniens to any Commission action.  In this regard, ASA also confirms that Condition 21 of the requested order acts to waive any defense of forum non conveniens to a shareholder action.

2.           Right to Settle Securities Transactions on the HKSE

Under the terms and conditions of the Existing Order, ASA is required to settle its purchases and sales of portfolio securities, other than purchases and sales on an “established securities exchange,” in the United States. The Existing Order defines the term “established securities exchange” as a national securities exchange as defined in Section 2(a)(26) of the 1940 Act, the JSE, the LSE, the Tokyo Stock Exchange, the TSX, the ASX, and the SIX Swiss Exchange.72  For the reasons discussed below, ASA seeks an order expanding the definition of “established securities exchange” to permit it to settle purchases and sales of portfolio securities on the HKSE.

ASA’s management is seeking to take advantage of investment opportunities in non-South African companies that are, or in the future may be, listed on the HKSE, the LSE, the TSX, or the ASX.  The requirement that ASA’s purchases and sales of portfolio securities, other than purchases and sales on an “established securities exchange,” be settled in the United States renders it impracticable for ASA to purchase portfolio securities on the HKSE, however, and

71 As noted earlier, ASA’s principal executive office is located in the United States; a majority of ASA’s directors and executive officers and employees are both citizens and residents of the United States; ASA is required to keep at least 20% of its assets in the United States in the custody of a U.S. bank; and ASA has committed to appoint a U.S. bank as its Primary Custodian.

72 At the time of the Original Order, “established securities exchange” was defined as a national securities exchange as defined in Section 2(a)(26) of the 1940 Act, the JSE, and the LSE.  In 1985, ASA’s predecessor, ASA South Africa, received an order allowing ASA South Africa to purchase portfolio securities issued by non-South African companies listed on the Tokyo Stock Exchange, the TSX, the ASX, and the SIX Swiss Exchange, and to permit ASA South Africa’s Primary Custodian to settle such transactions in the country where the relevant exchange was located.  Investment Company Act Release Nos. 14826 (Dec. 4, 1985) (notice) and 14878 (Dec. 31, 1985) (order).

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would prevent ASA from taking advantage of these investment opportunities,73 to the detriment of its shareholders.

In addition, the 1940 Act does not as such limit the securities exchanges on which a registered management investment company organized or incorporated in the United States may settle its securities transactions.  U.S. funds may settle their securities transactions on any exchanges, including foreign exchanges, determined by the fund or its board of directors to be appropriate.

The HKSE operates and maintains a stock market in Hong Kong and regulates trading matters and companies listed on the Main Board and Growth Enterprise Market of the HKSE.  At year end 2009, 1,319 companies had equity shares listed on the HKSE.74  At year end 2009, the HKSE had a total market capitalization of approximately US$2,305 billion and ranked seventh in terms of total market capitalization of listed companies among members of the World Federation of Exchanges.75

The principal regulator of Hong Kong's securities and futures markets is the Securities and Futures Commission (the “SFC”), which is an independent statutory body established in 1989 by the Securities and Futures Commission Ordinance (the “SFCO”).  The SFCO and nine other securities and futures related ordinances were consolidated into the Securities and Futures Ordinance (the “SFO”), which came into operation on April 1, 2003.  Hong Kong Exchanges and Clearing Limited, which is a recognized exchange controller under the SFO, owns and operates the HKSE, which is a recognized exchange company under the SFO.76

73 See supra note 33.

74 2009 World Federation of Exchanges Report (the “WFE report”), available at http://www.world-exchanges.org/reports/annual-report.

75 WFE report, available at http://www.world-exchanges.org/reports/annual-report.

76 http://www.hkex.com.hk/index.htm

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Both the Commission and the SFC are ordinary members of the International Organization of Securities Commissions (the “IOSCO”).77  In 2002, the IOSCO adopted a multilateral memorandum of understanding (the “IOSCO MOU”) designed to facilitate cross-border enforcement and exchange of information among the international community of securities regulators.  Both the Commission and the SFC are signatories to the IOSCO MOU.  In addition, both the Commission and the SFC are members of the IOSCO’s Technical Committee, which is made up of 15 agencies that regulate some of the world’s larger, more developed and internationalized markets.  The Technical Committee’s objective is to review major regulatory issues related to international securities and futures transactions and to coordinate practical responses to these concerns.  In addition, in 1995 the Commission and the SFC signed a bilateral memorandum of understanding, in which they expressed their intent to consult periodically about matters of mutual interest in order to enhance cooperation and to protect investors by ensuring the stability, efficiency, and integrity of the U.S. and Hong Kong securities markets, and the administration of U.S. and Hong Kong securities laws, regulations, and rules.

3.           Right to Maintain Assets in Hong Kong, the United Kingdom, Canada, and Australia

Under the terms and conditions of the Existing Order, ASA is permitted to settle securities transactions on Established Exchanges, including the LSE, the TSX, and the ASX.78  Assets purchased on an Established Exchange are required to be maintained in the United States with ASA’s Primary Custodian, unless prohibited by law or regulation or financially impracticable (as provided in paragraph d. below).

In addition, under the terms and conditions of the Existing Order, ASA is required to keep at least 20% of its assets in the United States in the custody of a U.S. bank (the 20% Requirement).  ASA’s remaining assets are required to be kept in the custody of a U.S. bank, except:

77 The IOSCO claims to be recognized as the international standard setter for securities markets. Its membership regulates more than 95% of the world’s securities markets and it is the primary international cooperative forum for securities market regulatory agencies. http://www.IOSCO.org (follow “About IOSCO” hyperlink, then follow “Background” hyperlink).

78 As discussed above, ASA is seeking an order expanding the definition of “established securities exchange” to permit it to settle securities transactions on the HKSE, as well.

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a.           subject to the 20% Requirement, up to 100% of ASA’s CSD-eligible securities may be kept in the CSD through its Primary Custodian, Chase, and its South African subcustodian, Standard Bank.79

b.           up to 3% of ASA’s assets may be kept in South Africa in short-term rand-denominated investments issued or guaranteed by the Republic of South Africa;

c.           up to 5% of ASA’s assets may be kept in rand-denominated interest bearing bank accounts with eligible foreign custodians or overseas branches of U.S. banks; and

d.           up to 5% of ASA’s assets may be held by an eligible foreign custodian or overseas branch of ASA’s Primary Custodian in each of London, Japan, Australia, Switzerland, and Canada, if removal of securities purchased on the Established Exchanges becomes either prohibited by law or regulation or financially impracticable.80

Therefore, in addition to the securities held in the CSD, ASA is permitted to keep up to 33% of its assets outside the United States in the custody of an eligible foreign custodian or overseas branch of a U.S. bank under certain circumstances.

For the reasons discussed below, ASA seeks an order to permit it, subject to the existing 20% Requirement, to maintain assets purchased on the JSE, the HKSE, the LSE, the TSX, or the ASX in the custody of (a) an eligible foreign custodian, as defined in Rule 17f-5 under the 1940

79 Under the terms and conditions of the Existing Order, ASA agreed that its use of the CSD will comply with Rule 17f-7 under the 1940 Act as if ASA were a registered management investment company organized or incorporated in the United States.

In 2000, ASA’s predecessor, ASA South Africa, received from the Commission an order permitting it to keep up to 100% of its CSD-eligible securities in the CSD through its U.S. custodian and its South African subcustodian (subject to the condition that it keep at least 5% of its assets in the United States in the custody of a U.S. bank). In the 1990s, South Africa began a transition from a physical securities market to a book-entry system. The four major South African clearing banks began to develop a CSD and an electronic clearinghouse for South African securities. A CSD for South African equity securities began operations on November 1, 1999. It subsequently became necessary for all South African equity securities to dematerialize with the CSD (i.e., physical certificates or documents of title that represent the ownership of securities were eliminated so that the securities are represented only by electronic records maintained by the CSD and CSD participants) in order to be traded on the JSE, the exchange on which ASA’s predecessor, ASA South Africa, historically effected many of its securities transactions.

80 Under the terms and conditions of the Existing Order, ASA agreed that, if an eligible foreign custodian or an overseas branch of ASA’s Primary Custodian is to be appointed as subcustodian, ASA will comply with the requirements of Rule 17f-5 under the 1940 Act prior to the purchase of securities on an Established Exchange.

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Act, in South Africa, Hong Kong, the United Kingdom, Canada, or Australia; or (b) an eligible securities depository, as defined in Rule 17f-7 under the 1940 Act, in South Africa, Hong Kong, the United Kingdom, Canada, or Australia.  In this regard, ASA represents to the Commission that, if the Commission grants the requested relief, ASA will comply with Rule 17f-5 and Rule 17f-7 under the 1940 Act as if ASA were a registered management investment company organized or incorporated in the United States.81  The requested order would continue to permit up to 5% of ASA’s assets to be held by an eligible foreign custodian or overseas branch of ASA’s Primary Custodian in each of Japan and Switzerland, if removal of securities purchased

81 Rule 17f-5 contains special provisions governing the foreign custody arrangements of Registered Canadian Funds (as that term is defined in Rule 17f-5).  These special provisions are more restrictive than the provisions governing the foreign custody arrangements of U.S. funds.  Rule 17f-5 permits a Registered Canadian Fund to place and maintain its Foreign Assets (as that term is defined in Rule 17f-5) outside the United States in accordance with the requirements of Rule 17f-5; provided, that (1) the Foreign Assets are placed in the care of an overseas branch of a U.S. Bank (as that term is defined in Rule 17f-5) that has aggregate capital, surplus, and undivided profits of not less than $500,000; and (2) the Foreign Custody Manager (as that term is defined in Rule 17f-5) is the fund’s board of directors, its investment adviser or officers, or a U.S. Bank.  Under the terms and conditions of the Existing Order, ASA agreed that its Board will serve as foreign custody manager and will not delegate such functions to its custodian or any other person.  Thus, ASA would be able to comply with the second special provision.  As a practical matter, ASA would not, however, be able to comply with the first special provision.  In connection with ASA’s 2009 annual review of its foreign custody arrangements, Chase provided ASA an Annual Review of Global Custody Network (the “Chase Review”), which contained information about each foreign subcustodian in Chase’s custodial network.  According to the Chase Review (and as relevant to ASA’s current request for relief), Chase uses an overseas branch of a U.S bank as its foreign subcustodian in Australia; both an overseas branch of a U.S. bank and a foreign bank as its foreign subcustodians in the United Kingdom; and a foreign bank as its foreign subcustodian in each of Canada, Hong Kong, and South Africa.  Given the foreign subcustodians in Chase’s global custody network, if the Commission permits ASA (subject to the existing 20% Requirement) to maintain assets purchased on the JSE, the HKSE, the LSE, the TSX, or the ASX in the custody of an eligible foreign custodian in South Africa, Hong Kong, the United Kingdom, Canada, or Australia, ASA would not be able to comply “across the board” with Rule 17f-5 as if ASA were a Registered Canadian Fund.  Furthermore, if the Commission permits ASA to appoint a Primary Custodian without prior Commission approval, but requires ASA to place and maintain its foreign assets in the care of an overseas branch of a U.S. bank, ASA would, in effect, be prevented from appointing a new Primary Custodian without Commission approval in cases where its “new” Primary Custodian uses foreign banks as its foreign subcustodians in one or more of South Africa, Hong Kong, the United Kingdom, Canada, or Australia.  According to the Chase Review, Chase’s primary selection criterion is to use a leading provider in the local market – Chase engages in a disciplined and careful selection process when appointing foreign subcustodians and its flexibility in appointing foreign subcustodians is evidenced by the fact that its global custody network uses both its own branches and third party suppliers.  ASA would expect other global custodian banks that are major providers of services to U.S. funds (and with which ASA would expect to contract, should its current custody arrangements change) to have these characteristics in common with Chase, which would likely make a requirement that ASA place and maintain its foreign assets in the care of an overseas branch of a U.S. bank both unworkable and unnecessary.

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on the Tokyo Stock Exchange and the SIX Swiss Exchange becomes either prohibited by law or regulation or financially impracticable.

The requested relief would enable ASA, consistent with its current fundamental investment policy, effectively and efficiently to invest wherever opportunities in the gold and other precious minerals industry arise, for the benefit of its shareholders.  Importantly, the requested relief would not change the total percentage of assets that ASA is currently permitted to maintain outside of the United States.  Rather, the requested relief would permit ASA to allocate that total percentage among, and maintain that total percentage in, five countries, rather than maintain that total percentage all in one country.

As of September 30, 2010, approximately 76% of ASA’s assets were maintained in the custody of Chase in the United States, and approximately 23% of ASA’s assets were maintained in the custody of Chase’s subcustodian (First National) in South Africa.82  As stated previously, if the Commission grants the requested relief, ASA’s management anticipates that it would gradually decrease ASA’s holdings in common shares of senior mining companies listed on the JSE and interlisted on U.S. and foreign exchanges, and gradually increase ASA’s holdings in common shares of intermediate and junior mining companies (mining companies in the earlier stages of their development) listed on the TSX, the ASX, and the LSE; decrease ASA’s holdings in ADRs, as ASA’s management would seek to convert ADRs for Newcrest Mining into ordinary shares listed on the ASX; and invest a portion of ASA’s net assets in common shares of mining companies that are, or in the future may be, listed on the HKSE.  Considering these changes, if the Commission grants the requested relief, ASA’s management anticipates that, based on current market conditions, approximately 50% of ASA’s assets would be maintained in the custody of Chase in the United States, and approximately 50% of ASA’s assets would be maintained in the custody of an eligible foreign custodian or an eligible securities depository in South Africa, the United Kingdom, Canada, Australia, or Hong Kong.  ASA’s management realizes that maintaining assets in the custody of eligible foreign custodians or eligible securities depositories (in countries in addition to South Africa) may increase ASA’s custodian expenses,

82 In addition, as of September 30, 2010, approximately 1% of ASA’s assets were maintained in the custody of Chase’s subcustodian in Canada, and as of November 9, 2010, approximately 0.1% of ASA’s assets were maintained in the custody of Chase’s subcustodian in Australia. See infra note 85.

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but ASA’s management expects that any increase in custodian expenses would be offset by a decrease in expenses and lost investment opportunities associated with holding ADRs.83

a.           United States Custody Requirement

ASA’s management is seeking to take advantage of investment opportunities in non-South African companies that are, or in the future may be, listed on the HKSE, the LSE, the TSX, or the ASX.  Under the terms and conditions of the Existing Order, ASA is permitted to settle securities transactions on the LSE, the TSX, and the ASX,84 but if ASA does so it must then satisfy the requirement that such securities be maintained in the United States with ASA’s Primary Custodian.85

The only way for ASA to satisfy the requirement that securities purchased on the LSE, the TSX86, or the ASX87 (or, if the Commission grants ASA’s request, on the HKSE) be

83 The expenses associated with holding ADRs are discussed below under “Purchasing ADRs for Foreign Securities in the U.S. Market”.

84 As discussed above, ASA is seeking an order to permit it to settle securities transactions on the HKSE, as well.

85 As stated above, under the terms and conditions of the Existing Order, up to 5% of ASA’s assets may be held by an eligible foreign custodian or overseas branch of ASA’s Primary Custodian in each of London, Japan, Australia, Switzerland, and Canada, if removal of securities purchased on the Established Exchanges becomes either prohibited by law or regulation or financially impracticable. As of September 31, 2010, approximately 1% of ASA’s assets were maintained in the custody of Chase’s subcustodian (an eligible foreign custodian) in Canada (securities were purchased on the TSX) and, as of November 9, 2010, approximately 0.1% of ASA’s assets were maintained in the custody of Chase’s subcustodian (an overseas branch of Chase) in Australia (securities were purchased on the ASX). See infra note 109 and the related text. However, the ability to maintain up to 5% of its assets in London, Australia, and Canada does not translate into an ability to purchase securities on the LSE, the ASX, or the TSX in such amounts as would be required for ASA to achieve its desired portfolio diversification. Furthermore, the percentage limitation creates a compliance monitoring issue. If ASA were to exceed the 5% limit, it might have to reduce its holdings at a time when it may not be advantageous to do so, to the detriment of its shareholders. Finally, while these terms and conditions of the Existing Order permit ASA, under certain circumstances, to maintain a small percentage of its securities in London, Australia, and Canada, ASA still lacks the flexibility, and does not have the options available to it, that U.S. funds have with respect to the maintenance of their assets outside the United States.

86 As stated previously ASA has, to a very limited extent, been able to purchase securities on the TSX, use CLS to settle the transactions through DTC, and then maintain the securities in the United States with ASA’s Primary Custodian. See supra notes 29 and 30 and the related text.

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maintained in the United States with ASA’s Primary Custodian is for ASA to move physical securities away from their primary trading markets.  On the other hand, one way for ASA to work around the requirement that securities purchased on the LSE, the TSX, or the ASX (or, if the Commission grants ASA’s request, on the HKSE) be maintained in the United States with ASA’s Primary Custodian is for ASA to purchase (when available) ADRs for those foreign securities in the U.S. market.  For the reasons discussed below, however, ASA’s management believes that neither moving physical securities away from their primary trading markets (if possible) nor purchasing ADRs for those foreign securities in the U.S. market is an effective and efficient means for ASA to achieve its desired portfolio diversification for the benefit of its shareholders.

i.           Moving Physical Securities Away From Their Primary
Trading Markets

As the Commission stated in its 1995 release proposing amendments to Rule 17f-5, “[t]he availability of custodial arrangements in foreign markets where a fund invests is important.  Maintaining securities outside of their primary market can add significant costs to investing in that market and may preclude foreign investment.”88  The Commission also noted that funds “may be prevented from, or delayed in, selling the securities [maintained outside of their primary market] if they are unable to make timely delivery to prospective purchasers in the primary

87 As discussed below, it is our understanding that it is not possible for equity securities listed on the ASX to be held in physical (certificated) form. See infra note 109 and the related text.

88 Custody of Investment Company Assets Outside the United States, Investment Company Act Release No. 21259 (July 27, 1995) (the “17f-5 Proposing Release”). The Commission identified, among other costs, the “costs in connection with hiring a servicing agent in the primary locality to collect and disseminate information with respect to the securities,” the costs in connection with “transferring the securities to an eligible custodian,” and the costs in connection with “procuring insurance for possible loss in transit.” Id.

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market.”89  Furthermore, the Commission noted that “the best price for a foreign security typically may be obtained in its primary market.”90
Currently (and ASA’s management anticipates that in the future), the primary trading markets for a substantial portion of ASA’s portfolio securities are (and will be) outside the United States.  The requirement that ASA maintain its securities in the United States and outside of their primary trading markets is burdensome because it requires the transport of physical securities to and from their primary trading markets whenever ASA sells or purchases a security;91 increases ASA’s costs to investing in those markets; and prevents ASA from capitalizing on sales opportunities92 in the market where the best prices are offered for the securities – all to the detriment of ASA’s shareholders.93

89 Id. In this regard, shortened settlement timeframes “make it virtually impossible for bank custodians to hold marketable securities in physical form.  A custodian will not be able to remove a certificate from a vault and ensure delivery to the broker in time for settlement.” Custody Services booklet, Comptroller’s Handbook (January 2002).

90 17f-5 Proposing Release, supra note 88.

91 Of course, this would not be the case when ASA purchases on U.S. exchanges the securities of gold mining companies that are dually listed on U.S. and foreign exchanges and the foreign exchange is considered to be the primary trading market.

92 The securities of intermediate and junior mining companies typically are more volatile than the securities of senior mining companies. As a result, for ASA to be able to capitalize on sales opportunities, it must be able to maintain the securities of intermediate and junior mining companies in (rather than have to transport physical securities to and from) their primary trading markets.

93 For example, transit lags (i.e., the lag that occurs between the time when ASA requests a transfer of its securities and the time when such securities actually reach the requested destination) caused by ASA’s long distance custodial arrangements may result in lost sales opportunities.  Also, in order to meet market delivery requirements, ASA must notify its custodian in the United States in advance of the time at which it will need its securities transferred to effect any securities transactions, which requires ASA to anticipate its trading activity and could prevent ASA from being able to react quickly to changes in market conditions.  By way of example, before a CSD for South African equity securities began operations (see supra note 79) physical certificates for South African equity securities that ASA purchased were maintained in the custody of Chase in the United States.  In those days, ASA undertook the following process to sell certificated securities: (i) ASA issued Chase written instructions to deliver, to Chase’s sub-custodian in South Africa, the physical certificates for the securities to be sold; (ii) Chase would deliver the physical certificates by courier, which delivery took 4 to 7 days; (iii) once received at Chase’s sub-custodian in South Africa, ASA’s portfolio manager would contact the broker-dealer and arrange for the sale to be executed; and (iv) Chase’s sub-custodian in South Africa would then deliver the physical certificates against payment on the settlement date.  This was a burdensome process that diminished ASA’s ability effectively to implement its investment strategies.  ASA would have to undertake the same

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In addition, in order to move securities away from their primary trading markets the securities must be in physical (certificated) form.  Because securities certificates require manual processing, their use can result in significant delays and expenses in processing securities transactions and can raise risk concerns associated with lost, stolen, and forged certificates.94  Most of these costs and risks are ultimately borne by investors.  Recognizing these costs and risks, the Commission itself “has long encouraged the use of alternatives to holding securities in certificated form in its effort to improve efficiencies and decrease risks associated with processing securities certificates.”95  Book-entry ownership is safer than holding physical certificates and the processes are more efficient.  Among other advantages, book-entry ownership:  increases portability; increases trade flexibility (investors can trade at any time and not risk “missing the market” because of delays possibly associated with the handling of physical

(or a similarly) burdensome process today.  Since 2005 when ASA’s shareholders approved changes in ASA’s fundamental investment policies and ASA’s management began diversifying ASA’s assets outside of South Africa, ASA has not undertaken transactions in ordinary shares listed on the LSE – and has undertaken transactions in ordinary shares listed on the TSX and the ASX only when the shares could be maintained in the custody of Chase’s subcustodian in Canada and Australia, respectively – mainly due to the issues related to taking physical delivery of the securities in the United States.

94 Although these risk concerns exist, ASA has had no experience to date with lost, stolen or forged certificates.

95 Concept Release: Securities Transactions Settlement, Investment Company Act Release No. 26384 (Mar. 11, 2004) (seeking public comment on reducing the use of physical securities and on methods to improve the safety and operational efficiency of the U.S. securities clearance and settlement system) (the “2004 Concept Release”). In this regard, the 2004 Concept Release discusses, among other Commission efforts, (i) in 1983, the Commission’s approval of DTC’s registration as a clearing agency operating as a depository in order to immobilize securities in a registered clearing agency and settle transactions by book-entry movements; (ii) in 1985, the Division of Market Regulation’s “securities immobilization workshops” held to discuss the use of central depositories to immobilize securities certificates and the development of book-entry systems; (iii) in 1990, the Commission’s Roundtable on Clearance and Settlement to discuss the implementation of the recommendations of the Group of 30’s U.S. Working Committee regarding clearance and settlement; and (iv) in 1994, the Commission’s concept release seeking public comment on the policy implications and the regulatory issues raised by the use of direct registration.

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certificates);96 reduces lost or stolen certificates and replacement fees; and eliminates the risk associated with catastrophic events.97

Furthermore, “[m]any in the international community view the elimination of securities certificates as a critical component in the overall plan to make global markets more efficient and to minimize risk in the world’s clearance and settlement system.”98  Commission staff participated on an international task force charged with promoting the implementation of measures that can reduce risks, increase efficiency, and provide safeguards for investors in securities clearance and settlement systems.99  Among other recommendations published in its report, the task force recommended that “securities should be immobilized100 or dematerialized101 and transferred by book entry in central securities depositories to the greatest extent possible.”102  In addition, mindful of the need to improve the safety and operational efficiency of international securities markets, the Group of 30 (the “G30”)103 commissioned a study of the cross-border securities clearing and settlement process.  Among other recommendations published in its report, the G30 recommended that “[i]nfrastructure providers and relevant public authorities [] work with issuers and securities industry participants to

96 The pressure to have securities available for settlement in shorter settlement time frames increases the need for (and the use of) book-entry registration systems.

97 Securities Industry Immobilization & Dematerialization Implementation Guide, Securities Industry Association (July 2004) (the “SIA Guide).

98 2004 Concept Release, supra note 95.

99 The task force was organized by the Committee on Payment and Settlement Systems (the “CPSS”) of the Group of 10 central banks and the IOSCO. In November 2001, the CPSS and the IOSCO published the task force’s findings in a report titled “Recommendations for Securities Settlement Systems” (the “CPSS/IOSCO Report”). The Commission actively participated in drafting the task force’s report and supported its publication.

100 Immobilization is the process of removing certificates from circulation by depositing them and maintaining records of ownership electronically in book-entry. SIA Guide, supra note 97.

101 Dematerialization is the process of eliminating physical certificates as a record of ownership. SIA Guide, supra note 97.

102 CPSS/IOSCO Report, supra note 99, at 13.

103 The G30 is a private group of prominent financial industry participants.

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eliminate the issuance, use, transfer, and retention of paper securities certificates without delay.”104  The G30 report maintained that dematerialization should be considered “best practice” in order to achieve fast and efficient clearing, settlement, and asset servicing, and to prevent forgery, theft, or other misappropriation.

To the extent that the conditions of the Existing Order would require ASA to hold physical securities (in order to move them away from their primary trading markets), the conditions simply do not recognize that the international movement (as well as the movement within the United States) is toward dematerialized securities markets and the increasing automation of market processes.  With a view toward the relief ASA requests in this Application, based on the advice of counsel in Hong Kong, the United Kingdom, and Canada, it is our understanding that, although (at least currently)105 it is possible for equity securities listed on the HKSE, the LSE, or the TSX to be held in certificated form and it is not mandatory that such securities be deposited with a central securities depository in Hong Kong,106 the United Kingdom,107 or Canada,108 respectively, the prevailing market practice in each of these countries is for such securities to be held in uncertificated form with a central securities depository in the country where the exchange is located.  The reasons behind the prevailing market practice in each of these countries generally are the same:  the increased trading costs, transaction times, and risks associated with the settlement and holding of physical securities all motivate the settlement and holding of securities in uncertificated form.  In addition, based on the advice of counsel in Australia, it is our understanding that it is not possible for equity securities listed on the ASX to be held in certificated form.  Since 1998 in Australia certificated securities holdings have been

104 Global Clearing and Settlement, A Plan of Action, Group of Thirty (January 2003). Commission staff participated in the G30’s efforts to prepare the report.

105 Based on the advice of counsel, it is our understanding that each of these countries is moving toward dematerialization (albeit at its own pace).

106 The Central Clearing and Settlement System is the central securities depository and settlement service for equity securities in Hong Kong.

107 Euroclear UK & Ireland Limited (formerly known as CrestCo Ltd.) is the central securities depository in the United Kingdom and operates the electronic settlement system known as CREST.

108 CDS Clearing and Depository Services Inc. is Canada’s national securities depository, clearing and settlement hub.

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phased out and replaced with a system of uncertificated electronic securities holdings.  The legal title to these uncertificated securities is determined by reference to electronic registers.109

Thus, it may not be possible for ASA to hold securities in physical form – and even if it is (at least currently) possible for ASA to hold securities in physical form, it may be highly impractical for ASA to do so – making unworkable the requirement that securities purchased on the LSE, the TSX, or the ASX (or, if the Commission grants ASA’s request, on the HKSE) be maintained in the United States with ASA’s custodian.

ii.           Purchasing ADRs for Foreign Securities in the U.S. Market

ADRs are physical certificates that represent an ownership interest in a specified number of securities (typically equity securities of a foreign issuer) that have been deposited with an intermediary (typically a U.S. bank or trust company).  ADRs were developed in an era of physical securities and physical settlement, primarily as a means to facilitate U.S. trading in foreign securities when direct ownership would have been impractical.  Although ADRs have their advantages,110 holding an ADR is not the same as holding stock in a foreign company and, as a result, ADRs have their disadvantages, as well.

For example, the number of ADRs outstanding for any single issue is a function of the supply and demand for those shares.  If an investor wishes to purchase shares through an ADR facility, but a sufficient number of ADRs for those shares does not exist in the ADR market, the

109 The trading and holding of equity securities listed on the ASX is conducted through an electronic system called the Clearing House Electronic Subregister System (“CHESS”). For ASX listed companies domiciled in a jurisdiction that does not recognize uncertificated holdings, the securities will exist in certificated form. It is a requirement for trading on the ASX that the legal title for these securities is held by a depository nominee appointed by the issuer. The beneficial interest (called a CHESS Depository Interest or “CDI”) in these shares, and not the legal title, is traded electronically on the ASX. A purchaser of a CDI may convert the beneficial interest into a certificated holding, but the certificated holding cannot be traded on the ASX.

110 Among other advantages, ADRs are priced and ADR dividends are paid in U.S. dollars; clearing and settlement of ADRs occur in the United States; ADRs carry no global custodian fees (no fees are incurred for maintaining custody of the certificates abroad); and no fees are incurred for insuring and shipping the certificates to the United States.

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investor’s broker must create additional ADRs.111  Likewise, if an investor wishes to sell ADRs, but cannot find a buyer for all of the ADRs, the process is reversed – the investor’s broker must cancel the additional ADRs, and the underlying (i.e., deposited) shares are withdrawn from the depositary bank and sold in their home market.  In recent years, only a limited number of new ADR facilities for shares of mining companies has been created and usually for only the largest (senior) mining companies.  ADR facilities for shares of the smaller (junior) mining companies, in which ASA seeks to invest, often do not exist.112

Fees (e.g., fees upon the deposit and withdrawal of deposited shares, the conversion of dividends into U.S. dollars, the disposition of non-cash distributions, and the performance of other services) are associated with the creation and cancellation processes, including the maintenance of ADR facilities, and are usually passed on to the ADR holder (e.g., the fees may be deducted from the dividends and other distributions on the shares).  As a result of the large size of ASA’s transactions, ADRs usually must be created and/or cancelled when ASA engages in trades (because the ADR markets for the shares of many mining companies is often not as liquid as the markets for the ordinary shares of those companies) and, therefore, ASA is subject to the fees associated with (often both) the creation and cancellation processes.113  In ASA’s sale of a significant portion of its ADRs for Newcrest Mining, ASA paid approximately $66,750 in fees related to the cancellation of the ADRs.  Each one of ASA’s trades was approximately 5-10 times the average trading volume of the ADRs on the trade dates and, thus, the ADR market was not sufficiently liquid to absorb those trades.  If the Commission grants the requested relief, ASA’s management anticipates that it would decrease ASA’s holdings in ADRs by

111 Basically, creating an ADR involves a broker purchasing shares in the foreign market and depositing those shares with a depositary bank, and the depositary bank then issuing ADRs in the U.S. market.

112 As stated previously, ASA believes that currently ADRs do not exist for Canadian gold mining companies (whether larger or smaller capitalization) and it is not economical for ASA to create them.

113 For example, for canceling an ADR the Bank of New York typically charges a fee of US$0.05 per share.  Thus, for a transaction of 1,000,000 shares, ASA would expect to pay $50,000 in cancellation fees.  The cancellation fees are often in addition to the fees charged when the ADRs were originally created.

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approximately 10 percentage points, as ASA’s management would seek to convert ADRs for Newcrest Mining into ordinary shares listed on the ASX.114

Even in the most liquid ADRs, dividend payments to ADR holders may be delayed by a week or two, which can result in a loss of interest income.  Although ADR transactions are in U.S. dollars, if the U.S. dollar increases in value (against the foreign currency denominated for the divided payment), the amount of a dividend paid in U.S. dollars will be decreased.115  In addition, ADR holders may be unable to exercise voting rights through the depositary116 with respect to the underlying shares, or restrictions may make it more difficult for ADR holders to participate in corporate governance.  It also may take a long time for ADR holders to receive shareholder communications and other information from the issuer of the underlying shares (if they receive the information at all) because the information must pass through a chain of intermediaries.117  An ADR holder may receive notices of shareholder meetings and voting instructions well past the time when the holder could vote the shares.118

114 ASA’s management might also seek to convert ADRs for Lonmin PLC, a Channel Islands mining company, into ordinary shares listed on the LSE (such a conversion would decrease ASA’s holdings in ADRs by approximately 1 percentage point). ASA’s management anticipates that it would not convert the ADRs for the other mining companies that ASA currently holds, however, because (unlike the ADRs for Newcrest Mining and Lonmin) the ADRs for these other mining companies are highly liquid in the U.S. market.  ASA would like to point out, however, that one of these mining companies, Compania de Minas Buenaventura (“BVN”), a Peruvian mining company, completed a 2-for-1 stock split, and the ADR banks charged US$0.03 per share for administrative charges, resulting in ASA paying charges in excess of $20,000 in connection with the BVN stock split.

115 Of course, the reverse is also true:  if the U.S. dollar decreases in value (against the foreign currency denominated for the divided payment), the amount of a dividend paid in U.S. dollars will be increased.

116 For example, as an ADR holder, ASA is unable to exercise voting rights in Newcrest Mining. In 2010, Newcrest Mining undertook a significant merger with Lihir Gold but ASA was unable to vote its preference in the merger transaction because it held ADRs for Newcrest Mining.

117 International Investing: Get the Facts, Division of Corporation Finance, Securities and Exchange Commission.

118 International Investing: Get the Facts, Division of Corporation Finance, Securities and Exchange Commission.

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Furthermore, ADR holders are often unable to participate in rights offerings.119  In late 2007, ASA was unable to participate in a Newcrest Mining rights offering.  ASA held ADRs for Newcrest Mining, but only shareholders holding ordinary shares were able to participate in the rights offering.120  ASA held 3,000,000 Newcrest Mining ADRs and would have received 7 rights for every 20 ADRs held (or 1,050,000 rights).  All of ASA’s rights were auctioned in the market, and ASA ultimately received net proceeds of US$1.8024 per ADR held.121  Shareholders holding ordinary shares who participated in the rights offering, however, benefited from Newcrest Mining’s share price increasing from A$22 per share to nearly A$40 per share.122  Furthermore, ASA received the proceeds from its auctioned rights at its U.S. custodian several weeks later than it would have received proceeds had it held ordinary shares with an Australian subcustodian, during which time the proceeds were not available to ASA to acquire additional shares in the market.  Moreover, ASA paid approximately US$60,000 in ADR-related fees in connection with processing the transaction through the ADR bank.

For these reasons, ASA’s management believes that purchasing ADRs for foreign securities in the U.S. market is not an effective and efficient means for ASA to achieve its desired portfolio diversification for the benefit of its shareholders.

119 In a rights offering for AngloGold Ashanti Limited (“AngloGold”), shareholders holding ordinary shares, as well as ADR holders, were able to participate in the rights offering. ASA held ordinary shares, but had ASA held ADRs and participated in the rights offering, ASA’s management estimates that ASA would have paid approximately US$65,000 in ADR-related fees.  ADR holders were charged an additional 10% fee on top of the US$27.81 exercise price to participate in the offering.

120 ASA’s management explored several possible ways for ASA to exercise its rights, but not one was successful given the conditions imposed on ASA by the terms of the Existing Order and the fact that ASA held ADRs.  Management’s view was that the rights offering would have removed a substantial negative that had weighed on Newcrest Mining’s share price for quite some time and that its share price would increase after the rights offering.

121 ASA ultimately received net proceeds of approximately US$5.4 million.

122 Newcrest Mining’s share price increased more than A$6 per share immediately after the rights offering and subsequently increased to a high of approximately A$40 per share.  Thus, ASA missed out on a potential gain of more than A$18 million due to its inability to exercise its rights.

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b.           Jurisdictional Considerations

In the release originally proposing Rule 17f-5 under the 1940 Act, the Commission stated that it “believe[d] that it [was then] appropriate to dispense with the requirement of individual applications [to the Commission] and to delegate to the directors123 the responsibility of approving foreign custody arrangements [that] are consistent with the best interests of the company.”124  The proposed rule was not available to management investment companies permitted to register under the 1940 Act pursuant to Section 7(d).  The Commission expressed its concern that a U.S. shareholder or the Commission may encounter difficulties in obtaining jurisdiction over, or enforcing a judgment against, a foreign investment company.  The Commission went on to state that it “believe[d] that [the Commission] should, at least for the present, retain the opportunity to evaluate separately each such arrangement [by which a foreign investment company would place and maintain its securities in a foreign bank or foreign securities depository] through the application process.”125

Under the terms and conditions of the 2000 Order, ASA’s predecessor, ASA South Africa, was required to keep at least 5% of it assets in the United States in the custody of a U.S. bank.  Under the terms and conditions of the Existing Order, however, ASA is required to keep at least 20% of its assets in the United States in the custody of a U.S. bank.  Because of the difficulty in enforcing a judgment obtained in the United States or Bermuda against ASA in South Africa,126 ASA agreed to increase the percentage requirement from 5% to 20%.  In

123 As originally proposed, Rule 17f-5 did not permit a fund’s board of directors to delegate its responsibility to evaluate foreign custody arrangements.

124 Exemption for Custody of Securities by Foreign Banks and Foreign Securities Depositories, Investment Company Act Release No. 12354 (April 16, 1982).

125 Id.  The Commission requested comment as to whether any additional safeguards or conditions could be incorporated into proposed Rule 17f-5 that would adequately address the Commission’s jurisdictional concerns.

126 The Existing Order permitted ASA South Africa to change its country of incorporation from South Africa to Bermuda by reorganizing itself into ASA. As discussed in the application requesting the relief granted in the Existing Order, where both of the parties are foreigners to the South African court (which would be the case if the Commission sought to enforce a U.S. or Bermuda judgment against ASA in South Africa), the South African courts would not have jurisdiction to enforce a judgment obtained in the United States or Bermuda.

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addition, ASA agreed (in Condition 13 of the Existing Order) to perform every action and thing necessary to cause and assist its shareholders or the Commission to collect (a) any monetary amount specified in a Commission order or (b) a final judgment entered by a court of competent jurisdiction.127  As the discussion below shows, the difficulty in enforcing a judgment obtained in the United States or Bermuda against ASA in South Africa does not exist in enforcing a judgment obtained in the United States or Bermuda against ASA in Hong Kong, the United Kingdom, Canada, or Australia.  If the Commission grants the requested relief, ASA would continue to be subject to the 20% Requirement.  ASA respectfully submits that the 20% Requirement adequately addresses any jurisdictional concerns with respect to ASA and its foreign custody arrangements and that, therefore, the Commission need not evaluate separately each such arrangement.

Following is a discussion concerning how a judgment against ASA entered in the United States or Bermuda could be enforced in Hong Kong, the United Kingdom, Canada, or Australia.

i.           Enforcement of Judgments Obtained in the United States or
 Bermuda Against ASA in Hong Kong
As no applicable treaty obligation or reciprocal enforcement of judgments legislation exists as between Hong Kong and the United States, the question of whether a Hong Kong court will enforce a U.S. judgment must be answered by reference to the common law.  Under the common law, a monetary judgment rendered by a U.S. court can be recognized and enforced in Hong Kong by way of an action suing for the debt created by the foreign court’s judgment.128

For a foreign judgment to be actionable in this way, the following criteria must be satisfied:  (1) the court that grants the judgment must be a court of competent jurisdiction based on the laws of Hong Kong; (2) the bringing of the proceedings in the foreign court must not be contrary to an agreement pursuant to which the dispute in question is to be settled other than by proceedings in the foreign court; (3) the foreign judgment must be final and conclusive and its enforcement must not have been stayed; (4) the foreign judgment must be for a fixed sum of

127 If the Commission grants the requested relief, ASA would continue to be subject to this condition.

128 The action must be commenced within six years of the date of the judgment.

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money;129 (5) the proceedings in the foreign court must not involve a breach of the principles of natural justice; (6) the foreign judgment must not be obtained by fraud; and (7) the foreign judgment must not be contrary to the public policy of Hong Kong.

Furthermore, a foreign judgment will not be enforceable if the judgment debtor (1) does not bring or agree to the bringing of the proceedings in the foreign court; and (2) does not counter-claim in the proceedings or otherwise submit to the jurisdiction of the foreign court.  As a general rule, the judgment debtor is not allowed to raise defenses that were raised, or could have been raised, in the foreign proceedings.  When enforcing a foreign judgment against the judgment debtor in Hong Kong, if the judgment debtor is not registered130 in Hong Kong, the judgment creditor has to obtain the permission of the Hong Kong court to serve the court documents on the judgment debtor.  In addition, if the judgment creditor is not ordinarily resident in Hong Kong, the court may order the judgment creditor to provide security for costs on the application of the judgment debtor.

Under Hong Kong’s Foreign Judgments (Reciprocal Enforcement) Ordinance and Foreign Judgments (Reciprocal Enforcement) Order (collectively, the “ordinance”), Bermuda is currently listed as a country the judgments of whose superior courts may be enforced in Hong Kong by way of registration after obtaining permission from the court of Hong Kong.  It is uncertain, however, whether the ordinance provisions relating to Bermuda survived the resumption of sovereignty on July 1, 1997, when Hong Kong (formerly a British territory) became the Hong Kong Special Administrative Region of the People’s Republic of China.131

129 The foreign judgment may not be in respect of a tax, fine, or penalty.

130 A “registered” judgment debtor is one that is incorporated in Hong Kong or is registered under Part XI of the Companies Ordinance. ASA is not registered in Hong Kong.

131 According to counsel in Hong Kong, the uncertainty arises basically as follows:  In a Hong Kong case challenging the registration of a Netherlands judgment, the Hong Kong court said that so long as “Netherlands” remains listed in the relevant regulation, the court need not examine reciprocity (notwithstanding it having been confirmed for the court that judgments obtained in the courts of Hong Kong would no longer be enforced in the courts of the Netherlands by way of registration). Koninljike Philips Electronics N.V. vs. Utran Technology Development Limited, HCMP 4509/2000. However, in a Hong Kong case challenging the registration of a Malaysian judgment, the Hong Kong court did examine reciprocity (notwithstanding that “Malaysia” remained listed in the relevant regulation). Prime Credit Leasing Sdn Bhd vs. Tan Cho Lung Raymond Tan Henry, HCMP 2744/2004. ASA’s Bermuda counsel is of the view that, with the resumption of sovereignty, judgments obtained in the courts of Hong Kong

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Counsel in Hong Kong has advised, however, that the preferred view is that registration of a Bermuda judgment is possible.  Nevertheless, if a Bermuda judgment cannot be enforced in Hong Kong by way of registration, it can be recognized and enforced under the common law.

Following the preferred view, a Bermuda judgment can be enforced in Hong Kong by registering the judgment with the Court of First Instance if the judgment could be enforced in Bermuda by execution.  The application has to be made within 6 years after the date of the judgment.  The judgment (1) must be from a court in Bermuda having unlimited jurisdiction; (2) must be final and conclusive; and (3) must be for a fixed sum of money.  In addition, the bringing of the proceedings in the Bermuda court must not be contrary to an agreement pursuant to which the dispute in question is to be settled other than by proceedings in a Bermuda court.  The judgment given by a Bermuda court will not be recognized or enforced if the defendant (1) did not bring or agree to the bringing of the proceedings in the Bermuda court; and (2) did not counter-claim in the proceedings or otherwise submit to the jurisdiction of the Bermuda court.  The registration can be set aside if:  (1) the Bermuda court had no jurisdiction in the circumstances of the case; (2) the defendant did not (notwithstanding that process may have been duly served on the defendant in accordance with the law of Bermuda) receive notice of the proceedings in the Bermuda court in sufficient time to enable the defendant to defend the proceedings and did not appear; (3) the Bermuda judgment was obtained by fraud; (4) the enforcement of the Bermuda judgment is contrary to the public policy of Hong Kong; (5) the rights under the Bermuda judgment are not vested in the plaintiff; or (6) the Hong Kong court is satisfied that the matter in dispute in the proceedings in the Bermuda court had, prior to the date of the judgment in the Bermuda court, been the subject of a final and conclusive judgment by a court having jurisdiction in the matter.

against a Bermuda defendant will no longer be enforced in the courts of Bermuda by way of registration under Bermuda’s Judgments (Reciprocal Enforcement) Act 1958 because the provisions of the act apply only to territories within “Her Majesty's Dominions” and Hong Kong is no longer a British territory. (Instead, judgments obtained in the courts of Hong Kong against a Bermuda defendant may be recognized and enforced in the courts of Bermuda under the common law doctrine of obligation.) Bermuda remains a designated country to which the Hong Kong ordinance applies. Thus, although judgments obtained in the courts of Hong Kong will no longer be enforced in the courts of Bermuda by way of registration, it is uncertain whether judgments obtained in the courts of Bermuda will be enforced in the courts of Hong Kong by way of registration.

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ii.           Enforcement of Judgments Obtained in the United States or
 Bermuda Against ASA in the United Kingdom

As no applicable treaty obligation or reciprocal enforcement of judgments legislation exists as between England and Wales, on the one hand, and the United States, on the other, the question of whether the courts of England and Wales (the “English Court”) will enforce a U.S. judgment must be answered by reference to the common law.  Under the common law, a monetary judgment rendered by a U.S. court can be recognized and enforced in England and Wales by way of an action suing for the debt created by the foreign court’s judgment.132

For a foreign judgment to be actionable in this way, it must satisfy the following three criteria:  (1) the foreign judgment must be final and conclusive upon the merits of the claim; (2) the foreign judgment must be given by a court that, by reference to English law, is competent to do so; and (3) the foreign judgment must be for a fixed sum of money.133  If a foreign judgment satisfies these criteria, the English Court is not permitted to inquire into the merits of the judgment and cannot refuse to enforce the judgment based on its assessment of the merits.  The beneficiary of a foreign judgment is able to apply to the English Court for summary judgment at a relatively early stage, without a full trial, on the basis that the defendant has no real prospect of successfully defending the claim.  If the English Court grants summary judgment, the foreign judgment can be enforced against assets in England or Wales in the same way as a judgment arising from domestic proceedings.

Depending on the circumstances of a particular foreign judgment, the English Court is permitted to consider, and may be persuaded by, the following five defenses to the proceedings before it, if the judgment debtor raises them:  (1) the foreign judgment is not final and conclusive upon the merits of the claim; (2) there has been a breach of a valid and binding arbitration agreement or choice of court clause; (3) the foreign judgment was obtained by fraud or recognition would be contrary to natural justice or public policy; (4) recognition would be

132 The action must be commenced within six years of the date the judgment becomes enforceable.

133 The English Court will not entertain an action for the recovery of taxes, fines, or other penalties. Also, (although limited exceptions exist) the English Court is unlikely to uphold proceedings in which the monetary amount consists of punitive or multiple damages.

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contrary to the Human Rights Act 1998 and specifically the right to a fair trial; or (5) the foreign judgment is inconsistent with a prior judgment.

Like a U.S. judgment, a monetary judgment rendered by a Bermuda court can be enforced by way of a separate common law action in the English Court.  In addition, a Bermuda judgment can be registered and then enforced, without a trial, as if it were a judgment arising from domestic proceedings.  This expedited procedure is possible under the Administration of Justice Act 1920, which provides for the reciprocal enforcement of the judgments of superior courts within the United Kingdom, on the one hand, and corresponding courts of other territories within the Commonwealth (one of which is Bermuda), on the other.134  The procedure for registering a Bermuda judgment is to file a without notice application with the High Court within 12 months of the date of the Bermuda judgment, which application must be supported by an explanatory witness statement exhibiting the judgment.  The application will be considered by a Master and if, under the circumstances, the Master thinks it just that the Bermuda judgment be enforced in England and Wales, the Master will order that the judgment should be registered.

Alternatively, the Master may, in his or her discretion, order that the Bermuda judgment should not be registered.  The grounds upon which the Master may order that the Bermuda judgment should not be registered are similar to the defenses to a common law action (listed above):  (1) the original court that gave the judgment acted without jurisdiction; (2) the person subject to the judgment was neither ordinarily resident nor carrying on business within the jurisdiction of the original court, and did not voluntarily appear or otherwise submit or agree to submit to the jurisdiction of that court; (3) the person subject to the judgment was not duly served with the process of the original court and did not appear, notwithstanding that he or she was ordinarily resident or carrying on business within the jurisdiction or agreed to submit to the jurisdiction of the court; (4) the judgment was obtained by fraud; (5) the person subject to the judgment satisfies the English Court either that an appeal is pending or that he or she is entitled to and intends to appeal against the judgment; and (6) the judgment was in regard to a cause of

134 The English Court strongly encourages judgment creditors from nations that are covered by the Administration of Justice Act 1920 to use the registration process rather than to issue proceedings. Judgment creditors that do not use the registration process, but instead issue proceedings, may be subject to adverse costs orders in the proceedings.

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action that (for reasons of public policy or some similar reason) could not have been entertained by the English Court.

iii.           Enforcement of Judgments Obtained in the United States or
    Bermuda Against ASA in Canada

As no applicable treaty obligation or reciprocal enforcement of judgments legislation exists as between the province of Ontario, on the one hand, and the United States or Bermuda, on the other, the question of whether an Ontario court will enforce a U.S. or Bermuda judgment must be answered by reference to the common law.  Under the common law, a monetary judgment rendered by a U.S. or Bermuda court can be recognized and enforced in Ontario by way of an action suing for the debt created by the foreign court’s judgment.135

The judgment creditor is required to prove that:  (1) the Ontario court has jurisdiction to hear the enforcement action; (2) the foreign court had jurisdiction under its own law to deal with the original proceeding and to require the judgment debtor to appear before it; (3) either there was a real and substantial connection between the parties, the cause of action, and the original foreign jurisdiction, or the judgment debtor had attorned to the foreign court’s jurisdiction; and (4) the foreign court granted the judgment in the judgment creditor’s favor, no appeal is pending from the judgment, the judgment is still enforceable as such in the foreign court’s jurisdiction, and the judgment does not require the payment of a penalty or tax owed to a foreign government.  The Ontario court will not consider the merits of the original proceeding.  The parties on behalf of whom, and against whom, an Ontario court is to enforce a foreign judgment must be the same as, or “privies” of, the parties to the judgment.  The Ontario court may require security for costs to be posted, as a procedural matter.

If the judgment creditor meets the four requirements above, the Ontario court will grant summary judgment enforcing the foreign judgment unless the judgment debtor proves that:  (1) the judgment was obtained by a fraud on the foreign court; (2) a breach of natural justice as defined by Canadian principles of fundamental justice has occurred; or (3) enforcement of the judgment would offend against Canadian principles of fundamental morality, in which case enforcement may be found to be contrary to Ontario’s public policy.

135 The action must be commenced within two years of the date of the judgment.

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iv.           Enforcement of Judgments Obtained in the United States or
  Bermuda Against ASA in Australia

As no applicable treaty obligation or reciprocal enforcement of judgments legislation exists as between Australia, on the one hand, and the United States or Bermuda, on the other, the question of whether an Australian court will enforce a U.S. or Bermuda judgment must be answered by reference to the common law.  Under the common law, a monetary judgment rendered by a U.S. or Bermuda court can be recognized and enforced in Australia by way of an action suing for the debt created by the foreign court’s judgment.136

A foreign judgment may be enforced at common law if the following conditions are satisfied:  (1) the foreign court exercised a competent jurisdiction according to Australian common law rules; (2) the foreign judgment is final and conclusive; (3) if based on a judgment imposing a personal obligation, the foreign judgment is for a fixed or readily calculable sum of money; (4) the parties to the judgment in the foreign court and the parties in the enforcement proceedings are identical; and (5) the defendant cannot establish one or more of the recognized defenses to the enforcement of the foreign judgment.

The enforcement of a foreign judgment at common law will not be possible if the judgment debtor can establish one of the following recognized defenses:  (1) the foreign court acted contrary to natural justice; (2) the foreign judgment was obtained by fraud; (3) the foreign court acted perversely in refusing to apply the appropriate law; (4) the foreign judgment is penal or the judgment requires the payment of a penalty or tax owed to a foreign government; (5) the party seeking enforcement is estopped from relying on the foreign judgment by reason of a prior judgment within the Australian forum affecting the same parties and concerning the same issues(s) which determined the issue(s) before the foreign judgment did; or (6) the foreign judgment is contrary to Australian public policy.

The foregoing discussion is based on the advice of counsel in Hong Kong, the United Kingdom, Canada, and Australia.  Based on this advice, it is our understanding that the same analyses would apply with respect to the ability of a plaintiff to enforce a judgment obtained in the United States or Bermuda against a U.S. fund in Hong Kong, the United Kingdom, Canada, or Australia.  Thus, placing assets with eligible foreign custodians or eligible securities depositories in Hong Kong, the United Kingdom, Canada,

136 The action must be commenced within six years of the date of the judgment.

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or Australia does not involve any greater jurisdictional concerns in the case of ASA than it does in the case of any U.S. fund.  Also, in this regard, the 1940 Act does not as such require that a registered management investment company organized or incorporated in the United States keep any minimum percentage of its assets in the United States in the custody of a U.S. bank.  Unlike ASA (which is subject to the 20% Requirement), a U.S. fund may keep 100% of its assets in the custody of eligible foreign custodians or eligible securities depositories.

v.           Ability to Obtain Judgments Against ASA in the United States

The ability to obtain a judgment against or achieve jurisdiction over ASA in a U.S. court should not be impacted if ASA maintains certain of its assets in Hong Kong, the United Kingdom, Canada, or Australia.

As discussed above, ASA submits that developments in the governing case law provide a substantial basis for comfort that appropriate U.S. courts would exercise personal jurisdiction over ASA.  Moreover, ASA will stipulate that personal jurisdiction exists in any Commission action brought against ASA in the United States.

In addition, ASA’s custodian agreement with Chase contains a provision stipulating that the United States is the proper venue for disputes arising under the agreement.137  In this regard, ASA represents to the Commission that, if the Commission grants the requested relief, ASA’s agreement with its Primary Custodian will contain provisions stipulating that the United States is the proper venue for disputes arising under the agreement.  We believe this should provide the Commission comfort that ASA would, at a minimum, be subject to personal jurisdiction in the U.S. court or courts identified in the agreement with its Primary Custodian.

137 Section 9.6 of ASA’s custodian agreement with Chase provides in relevant part: “[t]he United States District Court for the Southern District of New York will have the sole and exclusive jurisdiction over any lawsuit or other judicial proceeding relating to or arising from this [a]greement.  If that court lacks federal subject matter jurisdiction, the Supreme Court of the State of New York, New York County will have sole and exclusive jurisdiction. Either of these courts will have proper venue for any such lawsuit or judicial proceeding, and the parties waive any objection to venue or their convenience as to forum. The parties agree to submit to the jurisdiction of any of the courts specified and to accept service of process to vest personal jurisdiction over them in any of these courts.”

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Also as discussed above, given that the burden to prove forum non conveniens would be on ASA and considering that the burden is a significant one, particularly where the plaintiff is a U.S. citizen and the defendant is foreign, ASA submits that the doctrine of forum non conveniens would not present an impediment to the Commission’s or another party’s ability to bring appropriate claims against ASA. Moreover, ASA will agree to waive any defense of forum non conveniens to any Commission action.  In this regard, ASA also confirms that Condition 21 of the requested order acts to waive any defense of forum non conveniens to a shareholder action.

vi.           Ability to Obtain Judgments Against ASA in Bermuda

The ability to obtain a judgment against or achieve jurisdiction over ASA in a Bermuda court should not be impacted if ASA maintains certain assets in Hong Kong, the United Kingdom, Canada, or Australia.
Jurisdictional issues, including proper service under Bermuda law, generally are governed by Bermuda’s Rules of the Supreme Court.  Additional guidance is contained in the Bermuda Companies Act of 1981 (the “Bermuda Companies Act”).  Order 10, Rule 1 of the Rules of the Supreme Court provides that personal service is the primary means of service.  Personal service on a corporation may be effected by serving the president, vice-president, secretary, or similar officer.138  Section 130(5)(c) of the Bermuda Companies Act provides that the resident representative of Bermuda exempted companies, like ASA, shall act as an agent for service of process.  ASA has been informed that personal service of a Bermuda exempted company’s resident representative is sufficient to confer personal jurisdiction over the company for purposes of litigating against the company in Bermuda.  Further, ASA has been informed that jurisdiction in Bermuda is conferred “as of right” on companies incorporated in Bermuda.  ASA has, located in Bermuda, a resident representative who is available to accept service on ASA’s behalf.  As a result, there would appear to be no issue with achieving jurisdiction over ASA in Bermuda.

138 See Rules of the Supreme Court, Order 65, Rule 3.

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The principle of forum non conveniens under Bermuda law is derived from a leading English case.139  Similar to a U.S. court, a Bermuda court has discretionary power to determine whether there is a more appropriate forum to hear a matter.  Also similar to U.S. law, under Bermuda law the burden of proving forum non conveniens is on a defendant; the burden is significant; and motions on the basis of forum non conveniens are granted neither lightly nor with great frequency.  Bermuda courts, however, approach motions seeking a dismissal on the basis of forum non conveniens in a more restrictive manner than U.S. courts.  For example, even if a defendant is successful on such a motion, a Bermuda court will grant a stay rather than a dismissal of the Bermuda proceedings.  To obtain a stay, the defendant would have to show that there was another available forum that had competent jurisdiction.140  Also, pursuant to Bermuda law, the burden is on the defendant to establish that the foreign forum is clearly or distinctly better and, therefore, is the most appropriate or “natural court.”141  A Bermuda court might ask the defendant to waive applicable limitations periods or to agree to some other stipulation in order to have the matter moved to another jurisdiction.142  A Bermuda court might also ask a defendant to post a security in order to preserve some of the legal advantages of the Bermudian forum.143  If a stay is granted in Bermuda in favor of another forum and if the other forum, in turn, declines jurisdiction, then an application could be made in Bermuda to lift the stay on the Bermuda proceedings.

Much like a U.S. court, a Bermuda court may consider a range of factors to determine whether there is a more appropriate forum to hear the matter.  These factors include, among other things, the availability of witnesses, the applicable law of the matter, the parties’ residence or place of business, and the possibility for the plaintiff to obtain justice in the foreign jurisdiction.144  If a party makes out a claim for a natural forum the plaintiff may rebut the claim

139 Spiliada Maritime Corp. v. Cansulex [1987] A.C. 460 (“Spiliada”).

140 Bacardi Limited & Ors. v. Rente Investments Limited [2005] Bda L.R. 60.

141 Spiliada [1987] A.C. at 478.

142 Id.

143 Id.

144 See Spiliada [1987] A.C. at 478.

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by showing that justice requires the matter to be heard in Bermuda because otherwise justice would not be served.145

ASA would bear the burden of proof on a motion to stay proceedings in a Bermuda court on the basis of forum non conveniens.  In order to be successful on such a motion in a Bermuda court, ASA would need to prove that there is another forum that is clearly and distinctly more appropriate.  Because the court merely stays the action in favor of another court, rather than dismissing the action, forum non conveniens does not pose a substantial burden or impediment to bringing an action in a Bermuda court.  If it is discovered that an action cannot be brought in the other country and there is no longer a more appropriate forum available, an application can be made to the Bermudian court to continue the proceedings in Bermuda.

For the reasons discussed above, there would appear to be no issue with respect to retaining jurisdiction over or obtaining a judgment against ASA in Bermuda or the United States, depending on which jurisdiction is the plaintiff’s preferred forum, as well as on the particular factual considerations relating to the plaintiff’s allegations.

4.           Right to Change Eligible Foreign Custodians or Eligible Securities
 Depositories without Prior Commission Approval

Under the terms and conditions of the Existing Order, ASA agreed that Standard Bank146 will serve as Chase’s subcustodian in South Africa.  Furthermore, ASA agreed to comply with Rule 17f-5 under the 1940 Act as if it were a registered management investment company organized or incorporated in the United States with respect to any of its assets held by eligible foreign custodians (including Standard Bank and the CSD) or overseas branches of U.S. banks (including Chase) outside the United States.147  ASA also agreed that its use of the CSD will

145 Id.

146 The 1995 Order permitted ASA South Africa to appoint Chase as its Primary Custodian and permitted ASA South Africa to authorize Chase to appoint Standard Bank as ASA South Africa’s subcustodian.  In its application seeking the 1995 Order, ASA South Africa reaffirmed its prior representation that it will comply with the requirements of Rule 17f-5 prior to appointing Standard Bank or any other foreign subcustodian.

147 As stated above, in the 2006 Letter the Commission Staff granted no-action relief to permit, among other things, ASA to continue to rely on the Existing Order while First National (instead of Standard Bank) serves as Chase’s subcustodian for ASA’s assets in South Africa.

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comply with Rule 17f-7 as if ASA were a registered management investment company organized or incorporated in the United States.

For the reasons discussed below, ASA seeks an order to permit its Primary Custodian to change the eligible foreign custodian or eligible securities depository in whose custody it maintains ASA’s assets, and to amend the custodian agreement with ASA to reflect the change, without prior Commission approval.  In this regard, ASA represents to the Commission that, if the Commission grants the requested relief, ASA will comply with Rule 17f-5 and Rule 17f-7 under the 1940 Act as if ASA were a registered management investment company organized or incorporated in the United States.148

Under Rule 17f-5, a fund’s board of directors, its investment adviser, or custodian bank (“foreign custody manager”)149 must determine that the fund’s assets in the custody of an eligible foreign custodian will be subject to reasonable care, based upon the standards applicable to custodians in the relevant market after considering certain factors.  Rule 17f-5 also requires that the custody arrangement be governed by a written contract and/or rules, practices and procedures of the eligible foreign custodian that the foreign custody manager determines will provide reasonable care for fund assets.  Finally, the foreign custody manager must establish a system to monitor the appropriateness of maintaining the fund’s assets with the eligible foreign custodian.

Prior to the appointment of an “eligible foreign custodian” (as defined in Rule 17f-5 under the 1940 Act)  for ASA’s overseas assets, the Board will review the proposed arrangements as described below to ensure that the arrangements will meet the requirements of Rule 17f-5.

1.           A majority of ASA’s Board will have determined that the maintenance of those assets with the proposed foreign custodian will provide reasonable protection for ASA’s assets,

148 ASA complied with Rule 17f-5 and Rule 17f-7 under the 1940 Act as if ASA were a registered management investment company organized or incorporated in the United States with respect to its assets held by Chase’s subcustodian (an eligible foreign custodian) in Canada and its assets held by Chase’s subcustodian (an overseas branch of Chase) in Australia. See supra note 85.

149 Under the terms and conditions of the Existing Order, ASA agreed that its Board will serve as foreign custody manager and will not delegate such functions to its Primary Custodian or any other person.

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based upon the standards applicable to custodians in the relevant market, taking into account the foreign custodian’s practices, procedures, and internal controls, method of keeping custodial records, and security and data protection practices; the foreign custodian’s financial strength, general reputation, and standing; and ASA’s ability to enforce judgments against the foreign custodian.

2.           A majority of ASA’s Board will have approved, as providing reasonable care for ASA’s assets, a written contract that will govern the manner in which the proposed foreign custodian will maintain ASA’s assets.  That contract will provide that:

a.           ASA will be adequately indemnified and its assets adequately insured in the event of loss;

b.           ASA’s assets will not be subject to any right, charge, security interest, lien, or claim of any kind in favor of the foreign custodian or its creditors, except a claim of payment for their safe custody or administration;

c.           Beneficial ownership of ASA’s assets will be freely transferable without the payment of money or value other than for safe custody or administration;

d.           Adequate records will be maintained identifying the assets as belonging to ASA;

e.           ASA’s independent public accountants will be given access to those records or confirmation of the content of those records; and

f.           ASA will receive periodic reports with respect to the safekeeping of its assets, including, but not limited to, notification of any transfer to or from ASA’s account.

3.           ASA’s Board will establish a system to monitor these foreign custody arrangements to ensure compliance with the provisions of Rule 17f-5.150  A majority of the Board will, at least annually, review the continued appropriateness of the arrangements and monitor performance of the contract.

150 If an overseas branch of the custodian is to be appointed as subcustodian for securities on an established securities exchange as discussed above, ASA’s Board will establish a system to monitor such foreign custody arrangements and ensure that the amount of cash and cash equivalents maintained in the care of the overseas branch is limited to an amount reasonably necessary to effect ASA’s foreign securities transactions.

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4.           If a majority of ASA’s Board determines that a particular subcustodian may no longer be considered eligible under Rule 17f-5 or may no longer be considered an overseas branch of the custodian, or that continuation of any subcustodian arrangement would not otherwise provide reasonable protection for ASA’s assets, ASA will withdraw its assets from the care of that subcustodian as soon as reasonably practicable, and in any event within 180 days of the date on which the Board makes that determination.

Rule 17f-7 permits a fund to maintain assets with a foreign securities depository if certain conditions are met.  The depository must be an “eligible securities depository” that acts as or operates a system for the central handling of securities that is regulated by a foreign financial regulatory authority.  In addition, the depository must (1) hold assets on behalf of the fund under safekeeping conditions no less favorable than those applicable to other participants; (2) maintain records that identify each participant’s assets and segregate its own assets from participants’ assets; (3) provide periodic reports to participants with respect to its safekeeping of assets; and (4) undergo periodic examination by regulatory authorities or independent accountants.  Rule 17f-7 also requires a fund’s primary custodian (or its agent) to furnish the fund or its investment adviser with an analysis of the custody risks of using an eligible securities depository before the fund places its assets with the depository.  In addition, the fund’s contract with its primary custodian must require the custodian (or its agent) to monitor these risks on a continuing basis and promptly notify the fund of any material change in these risks.

Prior to the use of an “eligible securities depository” (as defined in Rule 17f-7 under the 1940 Act) for ASA’s overseas assets, the Board will review the proposed arrangements as described below to ensure that the arrangements will meet the requirements of Rule 17f-7.

1.           ASA’s Board will have determined that the proposed custody arrangement provides reasonable safeguards against the custody risks associated with maintaining assets with the securities depository.

2.           ASA’s Board will have received from the primary custodian (or its agent) and reviewed an analysis of the custody risks associated with maintaining assets with the securities depository.

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3.           The contract between ASA and its primary custodian will require the primary custodian (or its agent) to monitor the custody risks associated with maintaining assets with the securities depository on a continuing basis and promptly notify the Board of any material change in these risks.  The contract will also provide that the primary custodian will agree to exercise reasonable care, prudence, and diligence in preparing the risk analysis and monitoring custody risks on an ongoing basis.

4.           ASA’s Board will establish a system to monitor ASA’s use of the foreign securities depository to ensure compliance with the provisions of Rule 17f-7.  The Board will review the continued appropriateness of the arrangement at least annually.

5.           If ASA’s Board determines that the custody arrangement no longer provides reasonable safeguards against the custody risks associated with maintaining assets with the securities depository or becomes otherwise inappropriate, the Board will withdraw ASA’s assets from the securities depository as soon as reasonably practicable.

Changing the eligible foreign custodian or eligible securities depository in South Africa, Hong Kong, the United Kingdom, Canada, or Australia in whose custody ASA’s Primary Custodian maintains ASA’s assets does not raise jurisdictional concerns different from those that have already been addressed above in connection with ASA’s request for permission to maintain its assets in the custody of an eligible foreign custodian or an eligible securities depository in South Africa, Hong Kong, the United Kingdom, Canada, or Australia.  Thus, should the Commission – having satisfied itself that ASA has adequately addressed the Commission’s jurisdictional concerns – permit ASA to maintain its assets in the custody of an eligible foreign custodian or an eligible securities depository in South Africa, Hong Kong, the United Kingdom, Canada, or Australia, the Commission also should permit ASA’s Primary Custodian to change the eligible foreign custodian or eligible securities depository in whose custody it maintains ASA’s assets in those five countries without prior Commission approval.  ASA believes the Commission need not evaluate separately each arrangement by which ASA (or its Primary Custodian) would place and maintain ASA’s assets in an eligible foreign custodian or eligible securities depository in those five countries.  Rather, the evaluation of such arrangements can be performed by ASA’s Board.

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In addition, the 1940 Act does not as such require that a registered management investment company organized or incorporated in the United States seek Commission approval before its custodian changes the eligible foreign custodian or eligible securities depository in whose custody it maintains the fund’s assets, provided that the fund complies with Rule 17f-5 and Rule 17f-7, as applicable, under the 1940 Act.  Requiring that ASA, a non-U.S. fund, seek Commission approval before its Primary Custodian changes the eligible foreign custodian or eligible securities depository in whose custody it maintains ASA’s assets imposes on ASA (and its Primary Custodian) an unfair burden that is not imposed upon U.S. funds.

Furthermore, as discussed above, ASA must contract with a custodian bank that undertakes the management and monitoring of a network of foreign subcustodians and securities depositories.  ASA expects that, should its current custody arrangements change, it would contract with a global custodian bank that is a major provider of services to U.S. funds.  Although the order ASA seeks would not designate a particular eligible foreign custodian (or custodians) or a particular eligible securities depository (or depositories) in whose custody its Primary Custodian would maintain its assets, the network of foreign subcustodians and securities depositories that a global custodian bank manages and monitors is the same network for all of the custodian’s clients, including its management investment company clients, whether U.S. funds or non-U.S. funds.  Therefore, as a practical matter, permitting ASA’s Primary Custodian to change the eligible foreign custodian or eligible securities depository in whose custody it maintains ASA’s assets without prior Commission approval will not involve any greater risk in the case of ASA than it does in the case of any U.S. fund.

As discussed above, ASA seeks an order to permit it to appoint a Primary Custodian without prior Commission approval.  If the Commission permits ASA to appoint a Primary Custodian without prior Commission approval, but does not permit ASA’s Primary Custodian to change the eligible foreign custodian or eligible securities depository in whose custody it maintains ASA’s assets without prior Commission approval, ASA would, in effect, be prevented from appointing a new Primary Custodian without prior Commission approval in cases where its “old” and “new” Primary Custodians use different subcustodians or securities depositories.  In addition, ASA currently uses a subcustodian and a securities depository in one country – South Africa.  If the Commission permits ASA (subject to the 20% Requirement) to maintain its assets

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in the custody of an eligible foreign custodian or an eligible securities depository in South Africa, Hong Kong, the United Kingdom, Canada, or Australia, ASA will then use subcustodians and securities depositories in not one, but five countries.  Thus, it will be “five times” more likely that changes in eligible foreign custodians or eligible securities depositories will occur, making a requirement that ASA seek Commission approval before its Primary Custodian effects such changes that much more burdensome for ASA (and its Primary Custodian).

Finally, requiring that ASA seek Commission approval before its Primary Custodian changes the eligible foreign custodian or eligible securities depository in whose custody it maintains ASA’s assets diminishes ASA’s (and its Primary Custodian’s) ability effectively and efficiently to deal with business issues regarding ASA’s custody arrangements.  Indeed, in 2006 ASA filed a request for a no-action letter providing assurance that the Commission Staff would not recommend that the Commission take enforcement action against ASA under Section 7(d) of the 1940 Act if Chase replaced Standard Bank, the entity designated in the terms and conditions of the Existing Order as Chase’s subcustodian with respect to ASA’s assets in South Africa, with First National and amended its custodian agreement with ASA to reflect the change.151  ASA had no choice but to request the relief.  Effective June 2006, First National began to serve as the custody provider in South Africa for all of Chase’s clients, except ASA.  Chase agreed to continue to maintain ASA’s South African assets with Standard Bank for a limited time pending the Commission Staff’s review of the no-action request.  Despite the fact that the services to be provided by First National with respect to ASA’s assets were substantially the same as the services provided by Standard Bank, and the fact that First National’s assumption of Standard Bank’s subcustodian duties would not result in any significant change in the nature or scope of the services provided to ASA,152 ASA had to seek no-action relief from the Commission Staff

151 Chase decided to transfer its business from Standard Bank to First National after a determination that First National, a leading custody provider in South Africa, was better positioned to meet the immediate and long-term service and product needs of Chase and its clients.

152 In addition to the above facts, the Commission Staff considered the following representations in connection with ASA’s request for no-action relief: (i) that ASA would continue to comply with Rule 17f-5 as if it were a registered management investment company organized or incorporated in the United States with respect to any of its assets held by eligible foreign custodians (including First National) or overseas branches of U.S. banks (including Chase) outside the United States; (ii) that the new subcustodian agreement satisfied the requirements of Rule 17f-5(c)(2); (iii) that ASA’s Board had complied with the requirements of Rule 17f-5 in considering the approval of First National as

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before Chase could effect the change in ASA’s subcustodian.  Having to submit a request for no-action relief153 delayed the change in ASA’s subcustodial arrangements for six months, during which time First National was serving as subcustodian for all of Chase’s other clients.

5.           Right to Exercise Rights Offerings in Hong Kong, the United Kingdom,
 Canada, or Australia

In 1959, ASA’s predecessor, ASA South Africa, received an order154 permitting it, through its custodian or its custodian’s agent, to exercise in South Africa the rights issued to it as a shareholder of other companies for the purchase of securities, provided that, in the case of each such exercise, (i) the rights so exercised were offered to ASA South Africa as a shareholder in another company on the same basis as all other holders of the class or classes of shares of such other company to whom such rights were offered, (ii) the rights so exercised did not exceed 10% of the total amount of such rights so offered, and (iii) the securities purchased pursuant to such exercise, or securities of the same class, were listed on the JSE155, or application had been made to such exchange for the listing thereon of such securities, or it had been publicly announced that application would be made to such exchange for the listing thereon of such securities.

In its application seeking the 1959 Order, ASA South Africa stated that, from time to time, ASA South Africa, as a shareholder of various South African companies, had been issued rights entitling it to purchase additional shares of the issuing company.  ASA South Africa stated

subcustodian and would continue to comply with all of the duties imposed on it as foreign custody manager, including monitoring the corresponding custody arrangements; (iv) that ASA and Chase would continue to comply with the terms and conditions of the Existing Order, except that First National would take the place of Standard Bank as custodian of ASA’s assets in South Africa; and (v) that First National and FirstRand would comply with the terms and conditions of the Existing Order applicable to Standard Bank as though First National were the subcustodian contemplated by the Existing Order, except that FirstRand would appoint CT Corp (instead of Chase) as its U.S. Service Agent with respect to First National’s activities as ASA’s South African subcustodian.

153 The no-action process lasted six months and considerably delayed the change in ASA’s subcustodial arrangements. In addition, ASA had to expend a significant amount of time and resources to prepare, file and discuss the no-action request, and the Commission had to expend a significant amount of time and resources to review, discuss and process the no-action request.

154 Investment Company Act Release Nos. 2883 (May 22, 1959) (notice) and 2886 (June 9, 1959) (order) (the “1959 Order”).

155 When the 1959 Order was granted, the JSE was known as the Johannesburg Stock Exchange.

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that it had not been able to exercise the rights, however, inasmuch as a condition of the Original Order required ASA South Africa to exercise such rights in the United States.156  ASA South Africa stated that it had not been feasible to arrange for such exercise in the United States.  According to the application, the rights issued to ASA South Africa represented only a small portion of the rights issued pro rata to all shareholders and, accordingly, it was unreasonable to expect that the terms of the offering would be altered solely to accommodate ASA South Africa.  Furthermore, the subscription period during which rights issued by the South African companies could be exercised was normally quite short, usually lasting for only about two weeks, so that even if the terms of the offering could be altered to permit consummation in the United States, it would be practically impossible to do so in the time available.  The application also contemplated that ASA South Africa’s custodian would arrange with The First National City Bank of New York (South Africa) Limited157 to act as its agent in exercising in South Africa such rights issued to ASA South Africa.

The relief that the Commission granted to ASA South Africa in the 1959 Order was no longer necessary (and ASA South Africa was no longer subject to the conditions of the 1959 Order), however, once the Commission granted the 2000 Order, which (among other things) excepted purchases and sales, through ASA South Africa’s custodian or its custodian’s agent, in South Africa of CSD-eligible securities158 from the requirement that ASA South Africa settle its

156 One of the terms and conditions of the Original Order was that ASA South Africa’s contracts, other than those executed on a national securities exchange or the London or Johannesburg Stock Exchange which do not involve affiliated persons, will provide that (A) such contracts, irrespective of the place of their execution or performance, will be performed in accordance with the requirements of the 1940 Act, the Securities Act of 1933, and the Securities Exchange Act of 1934, as amended, if the subject matter of such contracts is within the purview of such Acts, and (B) in effecting the purchase or sale of assets the parties thereto will utilize the U.S. mails or means of interstate commerce.

157 The application stated that the stock ownership of ASA South Africa’s custodian, City Farmers Trust Company, and of The First National City Bank of New York was identical, and the latter bank had a wholly-owned subsidiary, The First National City Bank of New York (South Africa) Limited, which was engaged in business in South Africa.

158 A purchase, through ASA South Africa’s custodian or its custodian’s agent, of additional shares of a South African issuing company pursuant to an exercise of rights would be equivalent to a purchase, through ASA South Africa’s custodian or its custodian’s agent, in South Africa of CSD-eligible securities.  In the 2000 Order, “CSD-eligible securities” were defined as “securities that trade on the Johannesburg Stock Exchange and are eligible for the CSD system.”  One of the “sub-conditions” of the 1959 Order required that the securities purchased pursuant to an exercise of rights, or securities of the

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purchases and sales of portfolio securities in the United States.  This exception carried over to the terms and conditions of the Existing Order, to which ASA is subject, and would permit ASA, through its custodian or its custodian’s agent, to exercise in South Africa (but only in South Africa) the rights issued to it as a shareholder in other companies for the purchase of securities (including, as relevant to ASA’s current request for relief, as outlined in the preceding paragraph).

Under the terms and conditions of the Existing Order, ASA is required to settle its purchases and sales of portfolio securities, other than purchases and sales on Established Exchanges (including the JSE, the LSE, the TSX, and the ASX), in the United States.159  No exception from this requirement exists that would permit ASA, through its Primary Custodian or its Primary Custodian’s agent, to exercise in the United Kingdom, Canada, or Australia the rights issued to it as a shareholder in other companies for the purchase of securities.  An exercise in the United Kingdom, Canada, or Australia of the rights issued to ASA as a shareholder in other companies for the purchase of securities would not constitute purchases and sales “on” the LSE, the TSX, or the ASX.  Thus, in this regard, the terms and conditions of the Existing Order have essentially the same effect as the terms and conditions of the Original Order160 (i.e., require ASA to exercise such rights in the United States).

Thus, ASA proposes basically to “reinstate” the above conditions from the 1959 Order, not only in terms of South Africa, but also in terms of the United Kingdom, Canada, and Australia (and, if the Commission grants ASA’s request to expand the definition of “established securities exchange” to include the HKSE, Hong Kong).161  This relief, if granted, would same class, be listed on the Johannesburg Stock Exchange.  According to the application for the 2000 Order, South African equity securities at that time were being declared eligible for de-materialization on a phase-in basis.  Once eligible, such securities could be traded on the JSE only if the shares had been de-materialized with the CSD.  Thus, the exception in the 2000 Order adequately addressed (and rendered unnecessary) the relief that the Commission granted to ASA South Africa in the 1959 Order.

159 As discussed above, ASA is seeking an order permitting it to settle purchases and sales of portfolio securities on the HKSE, as well.

160 See supra note 156.

161 ASA believes that the conditions from the 1959 Order provided significant and appropriate protections for ASA South Africa's shareholders with respect to ASA South Africa's participation in South African rights offerings, and believes that these conditions will provide significant and appropriate protections for

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compliment the relief requested elsewhere in this Application and enhance ASA’s investment potential in these additional securities markets.162

6.           Right to Irrevocably Designate CT Corp as U.S. Service Agent

Under the terms and conditions of the Existing Order, Chase, as ASA’s Primary Custodian, is the entity designated as U.S. Service Agent for ASA and each of its Non-Resident Persons in any Proceeding before the Commission or any appropriate court relating to their activities as directors, officers or investment advisers of ASA.  In addition, ASA represented that, as long as Standard Bank holds ASA’s assets, Standard Bank will designate Chase as its agent for service of process in the United States.163  For the reasons discussed below, ASA seeks an order to permit it and each of its Non-Resident Persons and subcustodians to irrevocably designate CT Corp (instead of ASA’s Primary Custodian) as U.S. Service Agent in any Proceeding before the Commission or any appropriate court relating to the Non-Resident Persons’ activities as directors, officers or investment advisers of ASA or relating to the activities of the subcustodian as ASA’s subcustodian (as the case may be).164 its shareholders with respect to its participation in rights offerings in other countries. The first two conditions, taken together, provide (among other things) a market-based standard for determining that the terms of the rights offerings are commercially reasonable. In substance, these two conditions provide significant assurance that at least 90% of the rights exercised will be exercised by investors other than ASA, but on the same terms as ASA, and thereby will indicate significant market agreement that the terms of the rights offerings are reasonable. The third condition provides significant assurance that the investment will be liquid and capable of reasonably certain valuation. As a result, ASA will be able to determine a valuation for the securities and, when appropriate, ASA likely will be able to sell the securities at a price that reasonably approximates that valuation.

162 As discussed above, ASA was unable to participate in a 2007 rights offering for Newcrest Mining. See supra notes 120 – 122 and the related text.

Without this relief, there could be significant opportunity costs and financial harms to ASA and its shareholders because, among other things, ASA could be precluded from participating in rights offerings that present attractive investment opportunities in companies with which ASA already is familiar. ASA might not be able to find comparable investment opportunities, which could have an adverse financial effect on ASA and its shareholders.

163 As stated above, in the 2006 Letter the Commission Staff granted no-action relief to permit ASA to continue to rely on the Existing Order while First National (instead of Standard Bank) serves as Chase’s subcustodian for ASA’s assets in South Africa.

164 ASA will designate CT Corp as U.S. Service Agent in the same city in which ASA’s Primary Custodian is located.

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CT Corp is a leading registered agent in the United States and has been in the business of providing registered agent services for over 100 years.  In fact, it is the largest registered agent service company in the world and has a presence in most jurisdictions in the U.S., including 43 cities nationwide.

In 2006 Chase informed ASA that it was not willing to serve as FirstRand’s U.S. Service Agent.  In the 2006 Letter, the Commission Staff granted no-action relief to permit ASA to continue to rely on the Existing Order while CT Corp (instead of ASA’s Primary Custodian) serves as FirstRand’s U.S. Service Agent in any Proceeding before the Commission or any appropriate court relating to the activities of First National as ASA’s South African subcustodian.  ASA now seeks relief consistent with the no-action relief the Commission Staff granted ASA in the 2006 Letter, with respect to the U.S. Service Agent for itself, each of its Non-Resident Persons, and each of its subcustodians.165

In addition, as discussed above, ASA seeks an order to permit it to appoint a Primary Custodian without prior Commission approval.  If the Commission permits ASA to appoint a Primary Custodian without prior Commission approval, but does not permit ASA and each of its Non-Resident Persons and subcustodians to irrevocably designate CT Corp (instead of ASA’s Primary Custodian) as U.S. Service Agent, then, should ASA’s current custody arrangements change, either ASA would have to contract with a new Primary Custodian that is willing to serve as U.S. Service Agent for ASA and each of its Non-Resident Persons and subcustodians, or (if the new Primary Custodian is not willing to serve as U.S. Service Agent) ASA would have to request no-action relief from the Commission Staff to permit CT Corp to serve in this capacity.  Permitting ASA and each of its Non-Resident Persons and subcustodians to irrevocably designate CT Corp (instead of ASA’s Primary Custodian) as U.S. Service Agent in any Proceeding before the Commission or any appropriate court relating to the Non-Resident Persons’ activities as directors, officers or investment advisers of ASA or relating to the activities of the subcustodian as ASA’s subcustodian (as the case may be) would eliminate the

165 In compliance with Condition 12 of the Existing Order, a subcustodian’s designation and appointment of CT Corp as its U.S. Service Agent will automatically terminate upon the subcustodian ceasing to be ASA’s subcustodian, except as to a Proceeding or a Liability based on an action or inaction of the subcustodian prior to the subcustodian having ceased holding ASA’s assets.

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inconvenience and unnecessary expense associated with having to change the designated U.S. Service Agent.

Consistent with applicable case law, ASA and each of its Non-Resident Persons would be amenable to personal jurisdiction in any federal or state court in the state in which both ASA’s U.S. Service Agent (CT Corp) and ASA’s Primary Custodian are located.  Personal jurisdiction over ASA and each of its Non-Resident Persons will continue to exist in the same location as ASA’s Primary Custodian.  Thus, if CT Corp were to serve as U.S. Service Agent for ASA and each of its Non-Resident Persons, service could be effected in the same city and by the same means as it could be effected if ASA’s Primary Custodian were to continue to serve as U.S. Service Agent.  As a result, ASA believes that designating CT Corp (instead of ASA’s Primary Custodian) as U.S. Service Agent for ASA and each of its Non-Resident Persons will not diminish the Commission’s ability to conduct any Proceeding against ASA or any Proceeding relating to the Non-Resident Persons’ activities as directors, officers or investment advisers of ASA.  In addition, ASA believes that designating CT Corp (instead of ASA’s Primary Custodian) as U.S. Service Agent will not impair or limit a plaintiff’s ability to identify a court of competent jurisdiction that would be an appropriate forum for a proceeding against ASA or its Non-Resident Persons.

V.           STATUTORY PROVISION

Section 7(d) of the 1940 Act prohibits foreign investment companies, their depositors, trustees, and underwriters from directly or indirectly using the mails or any other form of interstate commerce to make a public offering of such companies’ securities in the United States.  However, Section 7(d) also authorizes the Commission to issue an order permitting a foreign investment company to register under the 1940 Act and publicly offer its securities in the United States if the Commission finds that (1) due to special circumstances or arrangements, it is both legally and practically feasible to enforce the provisions of the 1940 Act against the foreign investment company, and (2) the issuance of the order is otherwise consistent with the public interest and the protection of investors.

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VI.           REQUEST FOR ORDER

The order requested hereby will amend certain conditions of the Existing Order concerning the custody of ASA’s assets and the consummation of its portfolio transactions.  Applicant seeks an order under Section 7(d) of the 1940 Act to the extent necessary:  (1) to permit ASA to appoint a Primary Custodian or otherwise amend its agreement with the Primary Custodian without prior Commission approval;166 (2) to permit ASA to settle purchases and sales of portfolio securities on an additional “established securities exchange,” the HKSE; (3) to permit ASA (subject to the 20% Requirement) to maintain its assets in the custody of an eligible foreign custodian or an eligible securities depository in South Africa, Hong Kong, the United Kingdom, Canada, or Australia;167 (4) to permit ASA’s Primary Custodian to change the eligible foreign custodian or eligible securities depository in whose custody it maintains ASA’s assets in these five countries, and to amend the custodian agreement with ASA to reflect the change, without prior Commission approval;168 (5) to permit ASA, through its Primary Custodian or its Primary Custodian’s agent, to exercise in Hong Kong, the United Kingdom, Canada, or Australia the rights issued to it as a shareholder in other companies for the purchase of securities; and (6) to permit ASA and each of its Non-Resident Persons to irrevocably designate CT Corp (instead of ASA’s Primary Custodian, as required by the existing condition) as U.S. Service Agent in any Proceeding before the Commission or any appropriate court relating to the Non-Resident Persons’ activities as directors, officers or investment advisers of ASA, and to permit each of ASA’s subcustodians to irrevocably designate CT Corp (instead of ASA’s Primary Custodian) as

166  If the Commission grants the requested relief, a U.S. bank, as defined in Section 2(a)(5) of the 1940 Act and having the qualification described in Section 26(a)(1) of the 1940 Act, will serve as ASA’s Primary Custodian, and ASA will seek an order of the Commission prior to any amendment of its agreement with its Primary Custodian if the amendment conflicts with any of the representations or conditions applicable to the Existing Order, as amended by the requested order.

167  If the Commission grants the requested relief, ASA will comply with the requirements of Rule 17f-5 and Rule 17f-7 under the 1940 Act as if ASA were a registered management investment company organized or incorporated in the United States.

168  If the Commission grants the requested relief, ASA will comply with the requirements of Rule 17f-5 and Rule 17f-7 under the 1940 Act as if ASA were a registered management investment company organized or incorporated in the United States.

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U.S. Service Agent in any Proceeding before the Commission or any appropriate court relating to the activities of the subcustodian as ASA’s subcustodian.169

VII.           CONDITIONS FOR RELIEF

ASA agrees that any order granting the requested relief will be subject to the following conditions:170

1.           A U.S. bank, as defined in section 2(a)(5) of the 1940 Act and having the qualification described in section 26(a)(1) of the 1940 Act, will serve as ASA’s Primary Custodian.  In addition, ASA’s agreement with its Primary Custodian will contain provisions stipulating that the United States is the proper venue for disputes arising under the agreement.

2.           ASA will seek an order of the Commission prior to any amendment of its agreement with its Primary Custodian if the amendment conflicts with any of the representations or conditions applicable to the Existing Order, as amended by the requested order.

3.           The Board will serve as foreign custody manager and will not delegate such functions to ASA’s Primary Custodian or any other person.

4.           ASA will comply with Rule 17f-5 and Rule 17f-7 under the 1940 Act as if ASA were a registered management investment company organized or incorporated in the United States.

5.           ASA will cause each present and future officer, director, investment adviser, and principal underwriter of ASA to enter into an agreement (“Agreement”) (to be filed by ASA with the Commission when that person assumes office), which will provide that each person agrees:  (a) to comply with ASA’s charter and bylaws, the 1940 Act and the rules of the Commission under the 1940 Act, and the undertakings and agreements contained in the application as applicable to each person and as each may be amended from time to time, as applicable to each person; (b) to do nothing inconsistent with the undertakings and agreements contained in the application, the provisions of the 1940 Act, or the rules under the 1940 Act; (c) that the undertakings described in (a) and (b) above constitute representations and inducements to the Commission to issue the requested order, and (d) each Agreement constitutes a contract between the person and ASA and the shareholders of ASA with the intent that ASA’s shareholders will be beneficiaries of and will have the status of parties to the Agreement so as to enable them to maintain actions at law or in equity within the United States or Bermuda.  In addition, each

169  ASA will designate CT Corp as U.S. Service Agent in the same city in which ASA’s Primary Custodian is located.

170  The terms “eligible foreign custodian,” “U.S. bank” and “foreign custody manager” have the same meaning as defined in Rule 17f-5 under the 1940 Act.

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Agreement of each officer and director of ASA will contain provisions similar to those contained in condition 21 below.171

6.           So long as ASA is registered under the 1940 Act, ASA’s charter and bylaws, together, will contain in substance the provisions required by Rule 7d-1(b)(8) under the 1940 Act, and neither the charter nor the bylaws will be changed or amended in any manner inconsistent with Rule 7d-1(b)(8) under the 1940 Act and the rules and regulations under the 1940 Act, unless authorized by the Commission.

7.           ASA’s Primary Custodian will not transfer any assets of ASA unless the instructions it receives from ASA include the written approval of ASA’s Chief Compliance Officer.  ASA will submit instructions relating to any transfer of assets to its Chief Compliance Officer, who will review them prior to the submission of any approved instructions to ASA’s Primary Custodian.  ASA’s Chief Compliance Officer will not approve a transfer of assets if an agent, broker-dealer, or counterparty is an affiliated person of ASA or an affiliated person of any director, officer, or investment adviser of ASA, unless the transaction is of a type permitted by the 1940 Act or any regulation under the 1940 Act or specifically permitted by order of exemption issued under the 1940 Act.  In addition to providing any other information relevant to the Chief Compliance Officer’s review, ASA will require each of its officers, directors, and investment advisers to transmit quarterly a list of affiliated persons or a statement that there has been no change since the last list so transmitted to ASA’s Chief Compliance Officer.  No person will qualify to serve as a director or officer of ASA until he or she has transmitted to ASA a list of his or her affiliated persons, as that term is defined in Section 2(a)(3) of the 1940 Act.

8.           ASA will furnish to the Commission revisions, if any, to the list of persons affiliated with ASA that previously was furnished to the Commission concurrently with the filing of periodic reports required to be filed under the 1940 Act.  Such revised lists will include persons affiliated with any future investment adviser or principal underwriter of ASA.

9.           The Chief Executive Officer of ASA, a majority of the directors of ASA, a majority of the officers, and the Chief Compliance Officer of ASA will be both citizens and residents of the United States.  ASA will maintain its principal executive office in the United States.

10.           ASA will hold all of its shareholder meetings in the United States.

11.           ASA will maintain in the United States a transfer agent for transfer of its shares, and a registrar for the registration of its shares.

 171  ASA acknowledges that:  (a) every agreement and undertaking of ASA, its officers, directors, investment adviser, and principal underwriters contained in the application constitutes (i) inducements to the Commission for the issuance and continuance in effect of the requested order, and (ii) a contract among ASA, the Commission, and ASA’s shareholders with the same intent as set forth in condition 5 above; and (b) the failure by ASA or any of the persons listed above to comply with any of the agreements or undertakings, unless permitted by the Commission, will constitute a violation of the requested order.

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12.           ASA will file, and will cause each of its present or future directors, officers, or investment advisers who is not a resident of the United States to file with the Commission irrevocable designation of CT Corp as an agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or any appropriate court to enforce the provisions of the laws administered by the Commission, or to enforce any right or liability based upon ASA’s charter or bylaws, contracts, or the respective undertakings and agreements of any of these persons required by the terms and conditions of the requested order, or which alleges a liability on the part of any of these persons arising out of their services, acts, or transactions relating to ASA.  Further, ASA will designate CT Corp as U.S. Service Agent in the same city in which ASA’s Primary Custodian is located.

13.           After receipt of the requested order, ASA will file with the Commission a copy of each subcustodian agreement that irrevocably designates CT Corp as an agent in the United States to accept service of process in any Proceeding before the Commission or any appropriate court to enforce the provisions of the laws administered by the Commission in connection with the subcustodian agreement, or to enforce any right or liability (“Liability”) based on the subcustodian agreement or which alleges a liability on the part of the subcustodian arising out of its services, acts, or transactions under the subcustodian agreement relating to ASA’s assets.  This designation will automatically terminate upon a subcustodian ceasing to hold ASA’s assets, except as to a Proceeding or a Liability based on an action or inaction of the subcustodian prior to the subcustodian having ceased holding ASA’s assets.

14.           ASA will perform every action and thing necessary to cause and assist the custodian of its assets to distribute the same, or the proceeds, if the Commission or a court of competent jurisdiction will have so directed by final order.172  ASA also will perform every action and thing necessary to cause and assist its shareholders or the Commission to collect (a) any monetary amount specified in a Commission order or (b) a final judgment entered by a court of competent jurisdiction.  ASA will assist the Commission in enforcing temporary and preliminary injunctions and other orders entered by a court of competent jurisdiction, including “freeze” orders that would direct the company to retain specified funds pending a final disposition of a Commission case.

15.           ASA stipulates that personal jurisdiction exists in any Commission action brought against ASA in the United States and agrees to waive any defense of forum non conveniens to any Commission action.

16.           ASA will take all steps necessary to insure that it will be listed on the NYSE, including the publishing of financial statements and other information required by the NYSE for the benefit of holders of the shares listed on the NYSE and the performance of all the covenants contained in its listing agreement.

17.           The Commission, in its discretion, may revoke its order permitting registration of ASA and the public offering of its securities if the Commission finds, after notice and opportunity for hearing, that there has been a violation of the requested order or the 1940 Act and

172  A court of competent jurisdiction means any U.S. federal court that has jurisdiction to issue such an order.

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may determine whether distribution of ASA’s assets is necessary or appropriate in the interests of investors and may so direct.

18.           ASA waives any counsel fees to which it may be entitled and waives security for costs in any action brought against it in Bermuda by any shareholder based on its charter or bylaws or any of the undertakings and agreements contained in the application.  ASA will cause each of its present or future directors who is a non-resident of the United States to make similar waivers.

19.           ASA will promptly notify the Commission in the event that there is any change in Bermudian law that will be contrary to any provision of the 1940 Act or detrimental to or inconsistent with the protection afforded by the undertakings and agreements contained in the application.

20.           Any shareholder of ASA or the Commission, on its own motion or on request of any of ASA’s shareholders, will have the right to initiate a proceeding:  (a) before the Commission for the revocation of the order permitting registration of ASA; or (b) before a court of competent jurisdiction for the liquidation of ASA and a distribution of its assets to its shareholders and creditors.  The court may enter the order in the event that it finds, after notice and opportunity for hearing, that ASA, its officers, directors, investment adviser, or principal underwriter has violated any provision of the 1940 Act or the requested order.

21.           Any shareholder of ASA will have the right to bring suit at law or equity, in any court of the United States or Bermuda having jurisdiction over ASA, its assets, or any of its officers or directors to enforce compliance by ASA, its officers and directors with any provision of ASA’s charter or bylaws, the 1940 Act, the rules under the 1940 Act, or the undertakings and agreements required by the conditions of the requested order, insofar as applicable to these persons.  The court may appoint a trustee or receiver of ASA with all powers necessary to implement the purposes of the suit, including the administration of the estate, the collection of corporate property including choses-in-action, and distribution of ASA’s assets to its creditors and shareholders.  ASA and its officers and directors waive any objection they may be entitled to raise and any right they may have to object to the power and right of any shareholder of ASA to bring such suit, reserving, however, their right to maintain that they have complied with these provisions, undertakings and agreements, and otherwise to dispute the suit on its merits.  ASA and its officers and directors also agree that any final judgment or decree of any U.S. court may be granted full faith and credit by a court of competent jurisdiction of Bermuda and consent that the Bermudian court may enter judgment or decree on ASA at the request of any shareholder, receiver, or trustee of ASA.

22.           ASA will settle its purchases and sales of portfolio securities in the United States by use of the mails or means of interstate commerce, except for: (a) purchases and sales on an “established securities exchange” (defined as a national securities exchange as defined in Section 2(a)(26) of the 1940 Act, the JSE, the HKSE, the LSE, the Tokyo Stock Exchange, the TSE, the ASX, and the SIX Swiss Exchange (collectively the “Established Exchanges”)) and (b) purchases and sales, through its custodian or its custodian’s agent, in South Africa of South African Treasury Bills from or to the South African Treasury or South African Reserve Bank securities, or CSD-eligible securities.  Assets purchased on the JSE, the HKSE, the LSE, the

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TSE, and the ASX will be maintained as provided for in condition 25 below.  Assets purchased on the Tokyo Stock Exchange and the SIX Swiss Exchange will be maintained in the United States with ASA’s custodian, unless prohibited by law or regulation or financially impracticable as provided in condition 26 below.

23.           Notwithstanding condition 22, ASA may, through its custodian or its custodian’s agent, exercise in South Africa, Hong Kong, the United Kingdom, Canada, or Australia the rights issued to it as a shareholder of other companies for the purchase of securities, provided that, in the case of each such exercise, (i) the rights so exercised are offered to ASA as a shareholder in another company on the same basis as all other holders of the class or classes of shares of such other company to whom such rights are offered, (ii) the rights so exercised do not exceed 10% of the total amount of such rights so offered, and (iii) the securities purchased pursuant to such exercise, or securities of the same class, are listed on the JSE, the HKSE, the LSE, the TSE, or the ASX, or application has been made to such exchange for the listing thereon of such securities, or it has been publicly announced that application will be made to such exchange for the listing thereon of such securities.

24.           Contracts of ASA, other than those executed on an Established Exchange which do not involve affiliated persons, will provide that: (a) the contracts, irrespective of the place of their execution or performance, will be performed in accordance with the requirements of the 1940 Act, the Securities Act of 1933, and the Securities Exchange Act of 1934, each as amended, if the subject matter of the contracts is within the purview of these Acts; and (b) in effecting the purchase or sale of assets, the parties to the contracts will utilize the U.S. mails or means of interstate commerce.

25.           ASA will keep at least 20% of its assets in the United States in the custody of a U.S. bank.  ASA’s remaining assets will be kept in the custody of (a) an eligible foreign custodian, as defined in rule 17f-5 under the 1940 Act, in South Africa, Hong Kong, the United Kingdom, Canada, or Australia; or (b) an eligible securities depository, as defined in rule 17f-7 under the 1940 Act, in South Africa, Hong Kong, the United Kingdom, Canada, or Australia.

26.           If removal of securities purchased on the Tokyo Stock Exchange and the SIX Swiss Exchange becomes either prohibited by law or regulation or financially impracticable, up to 5% of ASA’s assets may be held by an eligible foreign custodian or overseas branch of ASA’s custodian in each of Japan and Switzerland.

27.           ASA will withdraw its assets from the care of a subcustodian as soon as practicable, and in any event within 180 days of the date when a majority of the Board makes the determination that a particular subcustodian may no longer be considered eligible under rule 17f-5 under the 1940 Act or may no longer be considered an overseas branch of the custodian, or that continuance of the subcustodian arrangement would not be consistent with the best interests of ASA and its shareholders.

28.           ASA will cause its custodian to enter into an agreement (to be filed by ASA with the Commission when the custodian commences service to ASA), which will provide that the custodian agrees:  (a) to comply with the 1940 Act and the rules of the Commission under the 1940 Act and the undertakings and agreements contained in the application as applicable to the

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custodian and as each may be amended from time to time, as applicable to the custodian; (b) to do nothing inconsistent with the undertakings and agreements contained in the application, the provisions of the 1940 Act, or the rules under the 1940 Act; and (c) that the undertakings described in (a) and (b) above constitute representations and inducements to the Commission to issue the requested order.173

29.           So long as ASA is registered under the 1940 Act, ASA’s custody contract with its custodian will provide that the custodian will: (a) consummate all purchases and sales of securities by ASA through the delivery of securities and receipt of cash, or vice versa as the case may be, within the United States, except for (i) purchases and sales on the Established Exchanges, and (ii) purchases and sales, through ASA’s custodian or custodian’s agent, in South Africa of South African Treasury Bills from or to the South African Treasury, South African Reserve Bank securities, or CSD-eligible securities; and (b) distribute ASA’s assets, or the proceeds thereof, to ASA’s creditors and shareholders, upon service upon the custodian of an order of the Commission or court directing such distribution as provided in conditions 17, 20, and 30.

30.           With respect to an alleged violation of the 1940 Act or the requested order by ASA’s custodian, eligible foreign custodian, or eligible securities depository, the Commission, on its own motion, will have the right to initiate a proceeding:  (a) before the Commission for the revocation of the order permitting registration of ASA; or (b) before a court of competent jurisdiction for the liquidation of ASA and a distribution of its assets to its shareholders and creditors.  The court may enter the order in the event that it finds, after notice and opportunity for hearing, that ASA’s custodian has violated any provision of the 1940 Act or the requested order.

31.           The Chief Compliance Officer, as defined in Rule 38a-l(a)(4) under the 1940 Act, shall prepare a report, as part of the annual report to the Board, that evaluates ASA’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.  The Chief Compliance Officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, that certifies that ASA and the Board have established procedures reasonably designed to achieve compliance with Conditions 22, 25 and 26 regarding location of ASA’s assets.  Additionally, ASA’s independent public accountants, in connection with their audit examination of ASA, will review the operations and procedures pertaining to the location of ASA’s assets and custody arrangements for compliance with the conditions of the Application, and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

173  ASA acknowledges that: (a) every agreement and undertaking of ASA and its custodian contained in the application constitutes (i) inducements to the Commission for the issuance and continuance in effect of the requested order, and (ii) a contract among ASA, the Commission and ASA’s shareholders; and (b) the failure by ASA or the custodian to comply with any of the agreements or undertakings, unless permitted by the Commission, will constitute a violation of the requested order.

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VIII.           STANDARDS FOR RELIEF

In order to grant a foreign investment company relief from the Section 7(d) prohibitions, the Commission must find that (1) by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of the 1940 Act against the company, and (2) the issuance of an order of exemption is otherwise consistent with the public interest and the protection of investors.  Applicant submits that the requested relief satisfies these standards through compliance with both the requirements of Rule 7d-1 and certain of the policies and guidelines for filing an application for an order under Section 7(d) contained in an interpretive release issued by the Commission (the “Minimum Standards Release”).174

1.           Rule 7d-1

Rule 7d-1(a) provides that a Canadian management investment company may obtain an order under Section 7(d) to permit its registration under the 1940 Act and the public offering of its securities if it files an application that complies with paragraph (b) of the rule.175  Although Rule 7d-1 by its terms applies only to Canadian investment companies, most non-Canadian companies seeking registration orders have represented that they would comply with the conditions of the Rule.  As set forth in detail in Section VII above, Applicant has entered into all of the “conditions and arrangements” set forth in paragraph (b) of the rule through the incorporation of those provisions as conditions to the Application in order to assure the Commission that it will be both legally and practically feasible to enforce the 1940 Act against Applicant.

2.           Minimum Standards Release

The Minimum Standards Release sets forth the Commission’s policy and guidelines for filing an application for an order under Section 7(d) that does not satisfy Rule 7d-1.  In the

174 Investment Company Act Release No. 8959 (Sept. 26, 1975).  The release lists and discusses the minimum standards necessary for an application for an order under Section 7(d) by a foreign investment company that is unable to meet the requirements of Rule 7d-1.

175  Paragraph (b) specifies the conditions under which Canadian investment companies may register under the 1940 Act.  The rule also provides that the Commission will consider conditions and arrangements proposed by other foreign investment companies “in light of the special circumstances and local laws involved in each case.”  Despite the fact that ASA is not organized under the laws of Canada, ASA will comply with the requirements of Rule 7d-1(b).

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As discussed below, Applicant meets these standards, as well as the requirements listed in Rule 7d-1(b).

a.           Bonafide and Established Company

ASA is an established Bermuda investment company that has been registered under the 1940 Act in the United States for approximately six years.  ASA was organized to succeed to ASA South Africa’s business.  ASA South Africa was an established South African investment company that had been registered under the 1940 Act in the United States for approximately 46 years.

b.           Subject to Actual Regulation by an Appropriate Governmental
Authority

In Bermuda, the formation and operation of investment companies are governed principally by the Bermuda Companies Act.  Through its prospectus requirements, the Bermuda Companies Act also controls the marketing of investment company shares.  The Bermuda Monetary Authority (“BMA”), which administers Bermuda’s system of exchange control, also regulates the issuance of various types of securities.  The BMA has been given responsibility by Bermuda’s Minister of Finance to review and approve applications to incorporate companies and, under the Exchange Control Regulations 1973, to permit the issuance of shares of an investment company and to designate an investment company as non-resident for exchange control purposes.

c.           Not Dependent Solely on Sales of Securities in the United States

This standard is not relevant to ASA because it is a closed-end investment company whose shares are traded on the NYSE.

d.           Vehicle for Investment Primarily in Foreign Securities

ASA is primarily a vehicle for investment in non-U.S. securities. ASA’s portfolio consists primarily of non-U.S. securities. Currently (and ASA’s management anticipates that in the future), the primary trading markets for a substantial portion of ASA’s portfolio securities are (and will be) outside the United States.

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e.           Subject to Service of Process in the United States

ASA and each of its non-resident directors and officers has filed with the Commission irrevocable designation of ASA’s custodian as an agent in the United States to accept service of process pursuant to ASA’s undertaking to the Commission that the company and its management will be subject to service of process in the United States.

f.           Adequate Disclosure to Investors in the United States

ASA furnishes annual and semi-annual reports, as well as proxy statements, to its shareholders in compliance with the federal securities laws.  In addition, ASA holds annual shareholder meetings and in connection with those meetings distributes proxy materials that comply with the federal securities laws.  Further, ASA’s common stock is listed on the NYSE and ASA complies with all of its applicable regulations and disclosure requirements, including mailing shareholders annual reports, holding annual shareholder meetings, and disclosing material information and reports on interim earnings to the public and the NYSE.

The Minimum Standards Release also calls for a finding that the protections accorded to investors by the legal and regulatory system under which it operates are substantially equivalent to provisions of the 1940 Act.  The substantive sections of the 1940 Act are included in ASA’s Memorandum and Articles of Association.  As required by condition 6 to this Application, ASA’s charter and bye-laws contain in substance the provisions required by Rule 7d-1(b)(8).  In addition, neither the charter nor the bye-laws of ASA can be changed in any way inconsistent with the 1940 Act or the rules and regulations thereunder unless authorized by the Commission.  ASA has also undertaken (condition 19) to notify the Commission of any change in Bermudian law that is contrary to any provision of the 1940 Act or detrimental to or inconsistent with the protections afforded by the undertakings made by ASA in the conditions to the Application.

Applicant submits that all of these undertakings and agreements, including those required under Rule 7d-1, the provisions of ASA’s charter and bye-laws, along with the Bermuda Companies Act, Bermudian common law, and the Bermuda legal system are special circumstances and arrangements justifying the entry of the requested order.

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IX.           PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicant hereby states that its address is as indicated on the cover page of this Application.

Applicant requests that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, Applicant hereby states that the officer signing this Application on its behalf is fully authorized to do so.  Under the provisions of the Applicant’s memorandum of association and bye-laws, responsibility for the management of its business and affairs is vested in its Board.  In accordance with these governing documents, resolutions were adopted by a vote of the Board authorizing the officers of Applicant to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto.  Applicant further states that it has complied with all requirements for the execution and filing of this Application.

The resolutions required by Rule 0-2(c)(1) under the 1940 Act are attached as Exhibit A to this Application.  The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B to this Application.

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SIGNATURE

ASA Limited has authorized this Application to be duly signed on its behalf in the State of California on the 9th day of March, 2011.

ASA Limited

/s/David J. Christensen
David J. Christensen
Director, Chief Executive Officer, and President

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EXHIBIT INDEX

A – Certificate of Resolution of ASA Limited Pursuant to Rule 0-2(c)(1)

B – Verification of ASA Limited Pursuant to Rule 0-2(d)

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EXHIBIT A

ASA LIMITED

CERTIFICATE OF RESOLUTION PURSUANT TO RULE 0-2(c)(1)

I, Steven M. Schantz, Secretary of ASA Limited, do hereby certify that the following is a true and correct copy of the resolutions duly adopted by the Board of Directors of ASA Limited (“Fund”) at a meeting held on December 16, 2010, and that said resolutions have not been amended or rescinded and remain in full force and effect.

RESOLVED, that the execution and filing by the officers of the Fund with the Securities and Exchange Commission (“SEC”) of an application for an exemptive order (“Application”) permitting the Fund to amend its prior exemptive order pursuant to Section 7(d) of the Investment Company Act of 1940, as amended (“1940 Act”) be, and it hereby is, authorized and approved; and be it further

RESOLVED, that the officers of the Fund be, and they hereby are, authorized in the name of and on behalf of the Fund to execute and file with the SEC any amendments to the Application, in such form as may be approved by counsel, and to file such other documents with the SEC and to take such other action in connection therewith as they may deem appropriate; and be it further

RESOLVED, that upon issuance of the amended exemptive order by the SEC in accordance with the terms and conditions of the Application, as it may be amended, the Fund is hereby authorized to act in accordance with the provisions of the amended exemptive order.

IN WITNESS WHEREOF, I have hereunto subscribed my name in San Mateo, California this 9th day of March, 2011.

/s/Steven M. Schantz
Steven M. Schantz
Secretary

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EXHIBIT B

ASA LIMITED

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated March 9, 2011 for and on behalf of ASA Limited; that he is Director, Chief Executive Officer, and President of ASA Limited; and that all action by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information and belief.

/s/David J. Christensen
David J. Christensen
Director, Chief Executive Officer, and President

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